Exhibit 2.1

CONFIDENTIAL

SHARE PURCHASE AGREEMENT

by and among

Integrated Silicon Solution (Cayman), Inc.,

A Company organized under the laws of the Cayman Islands,

Sigma Designs Technology Singapore Pte. Ltd.,

a Company organized under the laws of Singapore,

Sigma Designs Israel S.D.I. Ltd.,

a private company under the laws of the State of Israel,

and

Sigma Designs, Inc.,

a California corporation

___________________________

Dated as of February 6, 2018

___________________________

Page

Article 1 Certain Definitions		1

Article 2 The Share Purchase		8

2.1.	The Closing	8
2.2.	Purchase and Sale of Company Shares	8
2.3.	Tax Matters	9
2.4.	Working Capital Purchase Price Adjustment	12
2.5.	Further Assurances	14

Article 3 Representations and Warranties Regarding the Company		14

3.1.	Organization	14
3.2.	Power, Authorization and Validity	14
3.3.	Capitalization of the Company	15
3.4.	No Company Subsidiaries	15
3.5.	No Conflict	16
3.6.	No Consents	16
3.7.	Litigation	16
3.8.	Taxes	16
3.9.	Company Financial Statements and Controls	18
3.10.	Properties	18
3.11.	Absence of Certain Changes	19
3.12.	Contracts, Agreements, Arrangements, Commitments and Undertakings	20
3.13.	No Restrictions	22
3.14.	Intellectual Property	22
3.15.	Compliance with Laws	25
3.16.	Employee Matters	26
3.17.	No Brokers	28
3.18.	Insurance	29
3.19.	Environmental Matters	29
3.20.	Anti-Corruption Matters	29
3.21.	Bank Accounts	30
3.22.	Significant Customers and Suppliers	30
3.23.	Transactions with Affiliates; Intercompany Contracts; Shared Contracts	30
3.24.	Operation of the Company	30
3.25.	Confidentiality Obligations; Data Privacy	31

Article 4 Representations and Warranties of Seller		32

4.1.	Organization and Good Standing	32
4.2.	Power, Authorization and Validity	32
4.3.	No Conflict	32
4.4.	Title	33
4.5.	No Brokers	33
4.6.	Representations	33
4.7.	Tax Withholding Information	33

Article 5 Representations and Warranties of Buyer		33

5.1.	Organization and Good Standing	33
5.2.	Power, Authorization and Validity	33

i

(Continued)

Page

5.3.	No Conflict	34
5.4.	No Legal Proceedings Challenging the Transactions	34
5.5.	Sufficiency of Funds	34
5.6.	Representations	34

Article 6 Parent and Seller Covenants		35

6.1.	No Solicitation of Transactions	35
6.2.	Advice of Changes	35
6.3.	Maintenance of Business	36
6.4.	No Encumbrances	37
6.5.	Necessary Consents	38
6.6.	Litigation Matter	38
6.7.	Access to Information; Consultation	38
6.8.	Notices to Employees	38
6.9.	Satisfaction of Conditions Precedent	38
6.10.	Intercompany Arrangements	38
6.11.	Non-Competition and Non-Solicitation	39
6.12.	Employee Benefit Matters	40

Article 7 Buyer Covenants		40

7.1.	Advice of Changes	40
7.2.	Satisfaction of Conditions Precedent	40
7.3.	Employee Benefit Matters	40
7.4.	U.S. Tax Election	41

Article 8 Regulatory Approvals		41

8.1.	Regulatory Approvals	41

Article 9 Conditions to Obligations of Seller		42

9.1.	Accuracy of Representations and Warranties	42
9.2.	Covenants	42
9.3.	Compliance with Law; No Legal Restraints	42
9.4.	Government Consents	42
9.5.	Excess Company Closing Cash	43

Article 10 Conditions to Obligations of Buyer		43

10.1.	Accuracy of Representations and Warranties	43
10.2.	Covenants	43
10.3.	No Material Adverse Effect	43
10.4.	Compliance with Law; No Legal Restraints	43
10.5.	Government Consents	43
10.6.	Resignations of Directors and Officers	43
10.7.	Intercompany Liabilities	44
10.8.	Company Closing Financial Certificate	44
10.9.	Certain Agreements	44
10.10.	Continuing Service Providers	44
10.11.	Key Employees	44
10.12.	Transition Services Agreement	44

(Continued)

Page

10.13.	Excess Company Closing Cash	44

Article 11 Termination of Agreement		44

11.1.	Termination by Mutual Consent	44
11.2.	Unilateral Termination	44
11.3.	Effect of Termination	45

Article 12 Survival of Representations, Indemnification and Remedies		46

12.1.	Survival of Representations and Warranties	46
12.2.	Agreement to Indemnify	46
12.3.	Limitations	47
12.4.	Notice of Claim	48
12.5.	Defense of Third-Party Claims	49
12.6.	Release of Holdback Cash	50
12.7.	Resolution of Notice of Claim	51
12.8.	Treatment of Indemnification Payments	51
12.9.	Other Indemnification Matters	51

Article 13 Miscellaneous		51

13.1.	Governing Law	51
13.2.	Dispute Resolution	52
13.3.	Assignment; Binding Upon Successors and Assigns	52
13.4.	Severability	53
13.5.	Counterparts	53
13.6.	Other Remedies	53
13.7.	Amendments and Waivers	53
13.8.	Expenses	53
13.9.	Attorneys’ Fees	53
13.10.	Notices	54
13.11.	Interpretation; Rules of Construction	55
13.12.	No Joint Venture	55
13.13.	Further Assurances	55
13.14.	Third Party Beneficiary Rights	55
13.15.	Confidentiality	55
13.16.	Waiver of Conflicts	56
13.17.	Entire Agreement	56
13.18.	WAIVER OF JURY TRIAL	56

List of Exhibits and Schedules

Seller Disclosure Schedule

Schedule 10.9       Certain Agreements

Schedule 10.11     Key Employees

INDEX OF DEFINED TERMS

Term	Page
Acquisition Proposal	1
Action	1
Affiliate	2
Agreement	1
Agreement Date	1
Applicable Law	2
Arris Agreement	46
Balance Sheet Date	2
Board Change	43
Business Contract	2
Business Day	2
Business Source Code	24
Buyer	1
Buyer Closing Certificates	2
Buyer Controlled Tax Proceeding	10
Buyer Fundamental Indemnification Limit	47
Buyer Fundamental Matters	47
Buyer Fundamental Representations	46
Buyer General Indemnification Limit	47
Buyer Indemnifiable Matters	46
Buyer Indemnified Person	46
Buyer Indemnified Persons	46
Cash Distribution	46
Change in Control Agreement	28
Claim	48
Claims Period	48
Closing	2
Closing Adjustment	12
Closing Company Net Working Capital	12
Closing Company Net Working Capital Statement	12
Closing Date	2
Code	2
Company	1
Company Balance Sheet	2
Company Benefit Arrangement	28
Company Business	2
Company Closing Debt	2
Company Closing Financial Certificate	2
Company Current Facilities	29
Company Facilities	29
Company Financial Statements	3
Company Intercompany Assets	3
Company Intercompany Liabilities	3
Company IP	3
Company IP Agreements	22
Company Material Contract	20
Company Net Working Capital	3

INDEX OF DEFINED TERMS

(Continued)

Term	Page
Company Organizational Documents	14
Company Owned IP	3
Company Products	3
Company Registered IP	3
Company Shares	1
Company Tangible Assets	19
Conflict	16
Contested Claim	51
Continuing Service Provider	40
Continuing Service Provider Liabilities	3
Contract	4
control	2
Copyrights	5
Current Representation	56
Damages	46
Data Protection Requirements	31
Data Room	4
Debt	4
Deferred Shares	15
delivered	4
Designated Person	56
Disallowed Workers	39
Disputed Amounts	13
Distribution Approval	4
Distribution Withholding Tax Application	4
Domain Names	5
Effect	6
Encumbrance	4
Entity	4
Environmental Law	29
ERISA	4
Estimated Company Net Working Capital	12
Estimated Company Net Working Capital Statement	12
Evaluation Material	55
Excess Company Closing Cash	4
Exchange Act	4
Excluded Taxes	5
Fundamental Matters	48
Fundamental Representations	46
GAAP	5
Government Grants	24
Governmental Authority	5
Governmental Permits	25
Group	5
Holdback Cash	5
Incorporated Open Source Software	25
Indemnifiable Matters	47

v

INDEX OF DEFINED TERMS

(Continued)

Term	Page
Indemnified Person	48
Indemnifying Person	48
Independent Accountants	13
Innovation Law	6
Insurance Policies	29
Intellectual Property	5
Intellectual Property Rights	5
Intercompany Contracts	30
Israeli Companies Law	5
ITA	6
ITO	6
knowledge of Seller	6
knowledge of the Seller Parties	6
Lease	18
Liabilities	6
Liability	6
Material Adverse Effect	6
Material Export Approvals	25
Materials of Environmental Concern	29
Merger Agreement	35
NDA	55
Notice of Claim	48
OCS	6
OCS IP	22
OCS Notice	6
Off the Shelf Software	21
Open Source	6
Open Source License	6
Order	7
Ordinary A Shares	15
Ordinary Shares	15
Outside Date	45
Parent	1
Patents	5
Paying Agent	7
Permitted Encumbrances	7
Person	7
Personal Data	7
Post-Closing Adjustment	12
Post-Closing Representation	56
Post-Closing Tax Returns	10
Pre-Closing Tax Period	9
Pre-Closing Tax Returns	9
Preferred A-1 Shares	15
Preferred A-3 Shares	15
Preferred B Shares	15
Preferred C Shares	15

INDEX OF DEFINED TERMS

(Continued)

Term	Page
Preferred D Shares	15
Real Property	18
Release Date	50
Relevant Service Providers	27
Representatives	35
Resolution Period	13
Restricted Business	39
Restricted Period	39
Restricted Territory	39
Retained Company Closing Cash	7
Review Period	12
Section 14 Arrangement	27
Seller	1
Seller Closing Certificates	7
Seller Controlled Tax Proceeding	10
Seller Disclosure Letter	14
Seller Fundamental Indemnification Limit	47
Seller Fundamental Matters	47
Seller Fundamental Representations	46
Seller General Indemnification Limit	47
Seller Indemnifiable Matters	47
Seller Indemnified Person	47
Seller Indemnified Persons	47
Seller Parties	1
Seller’s knowledge	6
Service Provider	23
Share Purchase	1
Share Purchase Consideration	7
Shared Contracts	30
Significant Customer	30
Significant Supplier	30
Silicon Labs	35
Software	7
Statement of Objections	13
Straddle Period	9
Straddle Period Tax	9
Straddle Period Tax Returns	10
Subsidiary	7
Target Net Working Capital	7
Tax	8
Tax Authority	8
Tax Proceeding	10
Tax Return	8
taxes	8
Technology	8
Third-Party Claim	48
Threshold	47

INDEX OF DEFINED TERMS

(Continued)

Term	Page
Trade Secrets	5
Trademarks	5
Undisputed Amounts	13
Unpaid Seller Expenses	46
US$	8
Valid Certificate	11
VAT	17
Willful Breach	8

Share Purchase Agreement

This Share Purchase Agreement (this “Agreement”) is made and entered into as of February 6, 2018 (the “Agreement Date”) by and among Integrated Silicon Solution (Cayman), Inc., a company organized under the laws of the Cayman Islands (“Buyer”) Sigma Designs Israel S.D.I Ltd., a private company organized under the laws of the State of Israel and a wholly owned Subsidiary of Seller (the “Company”), Sigma Designs, Inc., a California corporation (“Parent”), and Sigma Designs Technology Singapore Pte. Ltd., Company organized under the laws of Singapore (“Seller”). The Company, Parent and Seller are referred to collectively herein as the “Seller Parties.”

Recitals

A.     Seller owns all of the issued and outstanding shares (the “Company Shares”) of the Company.

B.     Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the issued and outstanding Company Shares, all upon the terms and conditions set forth in this Agreement (the “Share Purchase”).

C.     The Boards of Directors of Buyer and Seller have determined that the Share Purchase is in the best interests of their respective companies and equity holders or stockholders, as applicable, and have approved and declared advisable this Agreement and the Share Purchase.

D.     Buyer and Seller desire to make certain representations, warranties, covenants and agreements in connection with the Share Purchase and to prescribe various conditions to the Share Purchase.

Now, Therefore, in consideration of the foregoing and the mutual promises, covenants and conditions contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

Article 1
Certain Definitions

As used in this Agreement, the following terms shall have the meanings set forth below.

“Acquisition Proposal” means with respect to the Company, any agreement, offer, proposal, negotiation or indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Buyer or its Affiliates) relating to any business combination transaction involving the Company, including (A) any sale of any shares of the outstanding capital stock of the Company (or any direct or indirect parent of the Company); (B) any merger or consolidation with the Company (or any direct or indirect parent of the Company); or (C) any sale of the business or any of the assets of the Company (or any direct or indirect parent of the Company) or the grant of any license to any intellectual property of the Company(or any direct or indirect parent of the Company), other than non-exclusive licenses granted in the ordinary course of business. Notwithstanding the foregoing, the term Acquisition Proposal shall not include any of the foregoing relating to any distribution of cash and cash equivalents by the Company to Parent or Seller.

“Action” means any action, suit, litigation, arbitration, mediation, proceeding, prosecution, charge, investigation, hearing, audit, or subpoena that, if pending, is, or if threatened, would be, commenced, brought, conducted or heard by or before any court, arbitrator, mediator or other Governmental Authority or tribunal, and to which either the Company or Buyer is or would be a party.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such first Person; “control” (including the term “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by Contract or credit arrangement, as trustee or executor, or otherwise.

“Applicable Law” means, collectively, all Israeli, foreign, federal, state, local or municipal laws, statutes, ordinances, regulations, treaties, codes and rules of any Governmental Authority and all Orders, in each case, applicable to a Person or any of its assets, properties or businesses.

“Balance Sheet Date” means December 31, 2017.

“Business Contract” means (i) all Contracts to which the Company is a party or bound or to which the assets or properties of the Company is subject or between the Company and any Relevant Service Provider; and (ii) any Contract to which any Company Affiliate is a party that is related to the Company Business as currently conducted or as currently proposed to be conducted.

“Business Day” means each day that is not a Friday, Saturday, Sunday or other day on which banking institutions located in Tel Aviv, Israel and San Francisco, California are authorized or obligated by law or executive order to close.

“Buyer Closing Certificates” means each certificate to be delivered to Seller on behalf of Buyer by an officer or officers of Buyer at the Closing pursuant to Article 10.

“Closing” means the closing of the transactions to consummate the Share Purchase.

“Closing Date” means the date no later than the third Business Day after the satisfaction or waiver of the conditions set forth in Article 9 and Article 10 (other than the conditions that, by their terms, are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions), or such other date as may be agreed to in writing by the parties.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the Company’s unaudited balance sheet as of the Balance Sheet Date included in the Company Financial Statements.

“Company Business” means the business of the Company as presently conducted including, without limitation, the design, development, manufacture, sale and marketing of Company Products.

“Company Closing Debt” means, as of the Closing, the Company’s Debt.

“Company Closing Financial Certificate” means a certificate executed by the Chief Financial Officer of Seller dated as of the Closing Date certifying (A) the amount of Company Net Working Capital (including each line item of the Company’s consolidated current assets and consolidated current liabilities included in such calculation), (B) the amount of Retained Company Closing Cash (including an itemized list of the jurisdictions and bank accounts in which such Retained Company Closing Cash resides) and (C) the amount of Company Closing Debt (including an itemized list of each item of Debt, a description of the nature of such Debt and the Person to whom such Debt is owed), a draft of which will be delivered by Seller to Buyer at least three Business Days prior to the Closing Date.

“Company Financial Statements” means the Company’s unaudited balance sheet as of December 31, 2017 and the Company’s unaudited statements of operations and statements of cash flows for the fiscal year ended January 28, 2017.

“Company Intercompany Assets” means all debit amounts categorized under the Company Balance Sheet owed to the Company by Seller or any of its Affiliates (other than the Company), including those identified on Schedule 6.10 to the Seller Disclosure Letter.

“Company Intercompany Liabilities” means all credit amounts categorized on the Company Balance Sheet owed by the Company to Seller or any of its Affiliates (other than the Company), including those identified on Schedule 6.10 to the Seller Disclosure Letter.

“Company IP” means (A) all Company Owned IP and (B) all other Intellectual Property used or held for use in, or necessary for the conduct of the Company Business.

“Company Net Working Capital” means (A) the Company’s consolidated total current assets as of the Closing Date (as defined by and determined in accordance with GAAP) less (B) the Company’s consolidated total current liabilities as of the Closing Date (as defined by and determined in accordance with GAAP). For purposes of calculating Company Net Working Capital, (i) the Company’s current liabilities shall exclude (1) Company Intercompany Liabilities, (2) deferred revenue and (3) Debt, and (ii) the Company’s current assets shall: (A) exclude (1) Excess Company Closing Cash and (2) Company Intercompany Assets and (B) include the Retained Company Closing Cash. Schedule 1(b) of the Seller Disclosure Letter sets forth an indicative calculation of Company Net Working Capital as of the Balance Sheet Date.

“Company Owned IP” means any and all Intellectual Property that is owned by or purported to be owned by the Company including all Company Registered IP.

“Company Products” means each product or service currently being developed, designed, manufactured, marketed, distributed, licensed or sold by the Company, and any product or service currently under development by the Company including, without limitation, the products set forth on Schedule 1(c) of the Seller Disclosure Letter.

“Company Registered IP” means all of the following forms of Intellectual Property Rights arising under the laws of the State of Israel, the United States or any other jurisdiction with respect thereto: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names, (D) registered copyrights and applications for copyright registration and (E) any other Intellectual Property Right that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by, or in the name of, the Company, with any governmental authority.

“Continuing Service Provider Liabilities” means any amounts that become due to a Continuing Service Provider as a result of any action taken by the Company or an Affiliate of the Company after Closing (including but not limited to any Liability related to the termination of any Continuing Service Providers after Closing, but not including any Liabilities to the extent resulting from any breach or inaccuracy of any representation or warranty of the Seller Parties contained in this Agreement).

“Contract” means any written or oral agreement, contract, subcontract, lease, sublease, instrument, note, option, warranty, purchase order, license, sublicense, permit, mortgage, guarantee, insurance policy, consent, benefit plan or other commitment, in each case as amended, supplemented or otherwise modified.

“Debt” means, with respect to any Person, the aggregate of the following: (A) any liability of such Person (1) for borrowed money (including all outstanding principal thereof), (2) under any obligation (contingent or otherwise) under a letter of credit, bankers’ acceptance, note purchase facility, surety, performance bond, credit card line or the like (but only to the extent drawn), or (3) evidenced by a bond, note, debenture or similar instrument or debt securities (including a purchase money obligation); and (B) any direct or indirect guarantee, support or keep-well obligations in respect of liabilities of the kind described in clause (A) of any other Persons. For avoidance of doubt, Debt excludes deferred revenue, and trade payables incurred in the ordinary course of business consistent with past practice and Company Intercompany Liabilities.

“delivered” means, with respect to any statement in Article 3 of this Agreement to the effect that any information, document or other material has been “delivered” to Buyer or its representatives, that such information, document or material was available for review by Buyer or its representatives in the virtual data room set up by Seller in connection with this Agreement as of 5:00 p.m. Pacific Time on the date no later than three Business Days prior to the Agreement Date and continuously thereafter until the earlier of the Closing or termination of this Agreement (“Data Room”). Notwithstanding anything set forth above, the Seller Disclosure Letter shall be delivered concurrently herewith.

“Distribution Approval” means the approval to make a distribution of the Excess Company Closing Cash according to Section 303(a) of the Companies Law, granted by the Tel Aviv District Court on January 15, 2018.

“Distribution Withholding Tax Application” means the application filed by the Company with the ITA on December 10, 2017 for a withholding exemption with respect to the distribution approved in the Distribution Approval.

“Encumbrance” means, with respect to any personal or real property, any mortgage, deed of trust, lien, pledge, hypothecation, security interest, title retention device, collateral assignment, option, right of first refusal or offer, co-sale right, preemptive right, community property interest, attachment, restrictive covenant, encroachment or other similar encumbrance of any kind in respect of such asset or property.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, association, estate, proprietorship, company (including any company limited by shares, limited liability company or joint stock company) or any other organization of any kind.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Excess Company Closing Cash” means, as of the Closing, the Company’s cash and cash equivalents such as marketable securities, as defined by and determined in accordance with GAAP, minus the Retained Company Closing Cash.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Taxes” means any taxes that (A) are imposed on Seller (or any of its Affiliates other than the Company), (B) are imposed on or payable with respect to the Company or its business, assets or operations for any Pre-Closing Tax Period (including as a result of the transactions contemplated by Section 6.10 (Intercompany Arrangements)) or for the pre-Closing portion of any Straddle Period as determined under Section 2.3(b), (C) arise under Treas. Reg. § 1.1502-6 or any similar provision of local, territorial or international law by virtue of the Company having been a member of a consolidated, combined, affiliated, unitary or other similar tax group prior to the Closing, including for the avoidance of doubt any such taxes attributable to the income of the Company for any Pre-Closing Tax Period or for a Pre-Closing portion of a Straddle Period, or (D) are withholding taxes (or other taxes termed as, or in the nature of, withholding taxes) imposed on any payment by Buyer pursuant to this Agreement, and, in each of the above cases, any costs and penalties relating thereto, excluding in each case any taxes resulting from any transaction or event on the Closing Date or after the Closing caused by the Company, Buyer or any of their Affiliates outside the ordinary course of business and not contemplated by this Agreement.

“GAAP” means United States generally accepted accounting principles applied on a consistent basis.

“Governmental Authority” means any: (A) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (B) federal, state, local, municipal, foreign or other government; (C) governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body and any court or other tribunal); or (D) Entity to whom a Governmental Authority has assigned or delegated any authority or oversight responsibilities.

“Group” means the definition ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

“Holdback Cash” means US$4,200,000.

“Intellectual Property” means Intellectual Property Rights and Technology.

“Intellectual Property Rights” means any and all rights in, arising out of, or associated with any of the following, throughout the world: (A) patents, including utility models, industrial designs and design patents, and applications therefor (and any patents that issue as a result of those patent applications), and including all divisionals, continuations, continuations-in-part, continuing prosecution applications, substitutions, reissues, re-examinations, renewals, provisionals and extensions thereof, and any counterparts worldwide claiming priority therefrom, and all rights in and to inventions or any of the foregoing (“Patents”), (B) trade and industrial secrets and confidential or proprietary information or know how (“Trade Secrets”), (C) trade names, trademarks, service marks, service names and trade dress, whether or not registrable as a trademark in any given country, together with registrations and applications therefor, and the goodwill associated with any of the foregoing (“Trademarks”), (D) Internet domain names and URLs (“Domain Names”), (E) Software, mask works and other works of authorship and copyrightable subject matter, and all copyrights therein, together with registrations and applications therefor (“Copyrights”), (F) sui generis rights in data collections and databases, and (G) all other similar or equivalent intellectual property or proprietary rights now known or recognized anywhere in the world, including the right to enforce and recover damages for the infringement or misappropriation of any of the foregoing.

“Israeli Companies Law” means the Israeli Companies Law, 1999, as amended and the rules and regulations promulgated thereunder.

“ITA” means the Israel Tax Authority.

“ITO” means the Israeli Income Tax Ordinance [New Version], 1961, as amended and the rules and regulations promulgated thereunder.

“knowledge of Seller,” “knowledge of the Seller Parties” or “Seller’s knowledge” means, with respect to any fact, circumstance, event or other matter in question, the actual knowledge of the individuals listed on Schedule 1(d) of the Seller Disclosure Letter of such fact, circumstance, event or other matter, or any fact or matter, after reasonable inquiry of such individual’s direct reports.

“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

“Material Adverse Effect” when used in connection with an Entity means any change, event, development, circumstance, condition or effect (each, an “Effect”) that is or would reasonably be expected to, individually or in the aggregate, taking into account all other Effects and regardless of whether or not such Effect constitutes a breach of the representations or warranties made by, or a breach of the covenants, agreement or obligations of, such Entity in this Agreement, (A) be materially adverse in relation to the financial condition, assets (including intangible assets), Liabilities, business, employees, operations or results of operations of such Entity and its Subsidiaries, taken as a whole, except to the extent that any such Effect primarily results from any one or more of the following: (1) changes in general economic conditions; (2) changes in conditions in the industries in which such Entity conducts business; (3) acts of war or terrorism including the escalation or worsening of war or terrorism or other similar conflict; (4) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters in Israel or any other country or region in the world, (5) the announcement, pendency or consummation of the transactions contemplated by this Agreement (including any loss of, or adverse change in, the relationship of any Entity with its employees, customers, distributors, partners or suppliers that is related thereto), and (6) changes in any Applicable Law or changes in GAAP or other accounting standards (or the interpretation thereof); provided that any such Effect directly resulting from the matters described in clauses (1), (2), (3), (4) and (6) above does not disproportionately affect such Entity as compared to its competitors; or (B) materially impede or delay such Entity’s ability to consummate the transactions contemplated by this Agreement in accordance with its terms and Applicable Law.

“OCS” means the Israeli National Authority for Technological Innovation, formerly known as the Office of the Chief Scientist, of the Ministry of Economy and Industry of the State of Israel.

“OCS Notice” means the written notice to the OCS regarding the change in ownership of the Company effected as a result of the transaction contemplated by this Agreement, required to be submitted to the OCS in accordance with the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984 (“Innovation Law”), which shall be submitted by the Company promptly following the date hereof but not later than the Closing, accompanied by an undertaking executed by Buyer in a customary form in favor of the OCS.

“Open Source” means any software or other materials made available under any of the following licenses: (a) an open source license (as defined by the Open Source Initiative), (b) a free software license (as defined by the Free Software Foundation), (c) any Creative Commons license (any of (a), (b) or (c), an “Open Source License”).

“Order” means any order, writ, injunction, judgment, decision, ruling, decree, award, determination or stipulation issued, promulgated or entered by, or any settlement or other agreement under the jurisdiction of, any court, arbitrator, mediator or other Governmental Authority or tribunal.

“Paying Agent” means IBI Trust Management.

“Permitted Encumbrances” means: (A) statutory liens for taxes that are not yet due and payable or liens for taxes that are being contested in good faith by appropriate proceedings for which adequate reserves have been recorded in accordance with GAAP; (B) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (C) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law; and (D) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens.

“Person” means any individual, Entity or Governmental Authority.

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, age, gender, social security number, tax identification number, driver’s license number, passport number, credit card number, bank information, marital status, private affairs, personality, personal status, health, genetics, economic status, professional training, personal beliefs, opinions, biometric identifiers or any other piece of information that, alone or in combination with other information held by Company, can be used to identify, precisely locate and/or contact a natural person (including Internet protocol address, device identifier or other persistent identifier), including without limitation information included in the definition of “Information” under the Israeli Privacy Protection Law, 1981, and applicable Israeli judicial precedent or guidelines or directives issued by the Israeli Privacy Protection Authority defining such term.

“Retained Company Closing Cash” means up to US$2,000,000 in cash and cash equivalents.

“Seller Closing Certificates” means each certificate to be delivered to Buyer on behalf of Seller by an officer or officers of Seller at the Closing pursuant to Article 10.

“Share Purchase Consideration” means (A) US$28,000,000 minus (B) the Company Closing Debt, subject to adjustment pursuant to the terms of Section 2.4 hereof.

“Software” means computer software code, applications, utilities, development tools, development engines, firmware, microcode, libraries, routines, subroutines or other code, whether in source code, interpreted code or object code form.

“Subsidiary” means any corporation or other business Entity: (A) in which a Person owns (directly or indirectly, beneficially or of record) at least a 50% equity interest or (B) in which a Person owns (directly or indirectly, beneficially or of record) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body.

“Target Net Working Capital” means US$3,300,000.

“Tax” (and, with correlative meaning, “taxes”) means (A) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, goods and services, transfer, franchise, business and occupation, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge in the nature of a tax, together with any interest or any penalty, inflation linkage, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign), whether disputed or not, (B) any liability for the payment of any amounts of the type described in clause (A) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period, and (C) any liability for the payment of any amounts of the type described in clause (A) or (B) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to indemnify any other Person.

“Tax Authority” means any Governmental Authority responsible for the imposition, administration, assessment, and/or collection of any tax.

“Tax Return” means any return, declaration, statement, report or form (including estimated tax returns and reports, withholding tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with any Governmental Authority with respect to taxes, or any amendment to any of the foregoing.

“Technology” means any and all technology, materials, or information, including inventions (whether patentable or not), improvements, trade secrets, proprietary processes, algorithms and information, know how, databases and data collections, invention disclosures, technical data and customer lists, Software, industrial and product designs, business plans, product roadmaps, works of authorship (whether copyrightable or not), and documentation relating to any of the foregoing, and all copies, manifestations and tangible embodiments of the foregoing.

“US$” means the lawful currency of the United States of America.

“Willful Breach” means, with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a breach that is a consequence of an act or failure to act undertaken by the breaching party with knowledge (after reasonable inquiry) that such party’s act or failure to act would, or would reasonably be expected to, constitute a breach of this Agreement.

Other capitalized terms defined elsewhere in this Agreement and not defined in this Article 1 shall have the meanings assigned to such terms in this Agreement.

Article 2
The Share Purchase

2.1.     The Closing. Subject to termination of this Agreement as provided in Article 11, the Closing shall take place via the electronic exchange of documents as of 9:00 a.m. Pacific Time on the Closing Date.

2.2.     Purchase and Sale of Company Shares.

(a)     Sale and Transfer of the Company Shares. At the Closing, upon the terms and subject to the conditions contained herein, Seller will sell, convey, transfer, assign and deliver to Buyer, and Buyer will purchase and acquire from Seller, all of Seller’s right, title and interest in and to all of the issued and outstanding Company Shares, free and clear of any and all Encumbrances.

(b)     Payment of Share Purchase Consideration. At the Closing, Buyer shall pay the Share Purchase Consideration (less the Holdback Cash to be withheld from Seller and held by Buyer pursuant to Section 2.2(c)) to Seller upon receipt of the items set out in Section 2.2(d) below.

(c)     Holdback Cash. On the Closing Date, Buyer shall hold back and set aside the Holdback Cash as additional security of the indemnification obligations of Seller pursuant to and in accordance with Article 12 hereof only. The Holdback Cash shall be retained by Buyer or distributed to Seller in accordance with the provisions of Article 12 hereof.

(d)     Share Transfer Deed; Share Register. At the Closing, Seller shall deliver to Buyer a duly executed share transfer deed in respect of the Company Shares, together with any related share certificates for such Company Shares or affidavit of lost share certificates with respect to the Company Shares, if so required, and the share register of the Company as in effect as of the Closing reflecting the transfer of all the Company Shares from Seller to the Buyer.

2.3.     Tax Matters.

(a)     Straddle Period Tax. In the case of any real property taxes, personal property taxes or any similar ad valorem taxes attributable to the Company that are in respect of any taxable period commencing on or before the Closing Date and ending after the Closing Date (a “Straddle Period” and such a tax, “Straddle Period Tax”), any such Straddle Period Taxes shall be prorated between Buyer and Seller on a per diem basis with Seller responsible for such Straddle Period Tax attributable to the period ending on and including the Closing Date and Buyer responsible for such Straddle Period Tax attributable to the period commencing after the Closing Date. Other Straddle Period Taxes of the Company (including taxes imposed on the basis of income, gross receipts and similar measures) shall be allocated between Buyer and Seller based on a closing of the books at the end of the Closing Date. Any Straddle Period Taxes shall be timely paid by Buyer and all Tax Returns with respect thereto shall be filed by Buyer as provided by Applicable Law and as described in Section 2.3(b)(ii). Buyer shall be entitled to reimbursement or indemnification from Seller in accordance with this Section 2.3(a) and Section 12.2.

(b)     Preparation and Filing of Tax Returns.

(i)     Pre-Closing Tax Returns. Seller shall prepare or cause to be prepared, in a manner consistent with the past practices of the Company, and timely file or cause to be timely filed, all Tax Returns of the Company for any taxable period ending on or before the Closing Date (a “Pre-Closing Tax Period” and such Tax Returns, “Pre-Closing Tax Returns”) that are required to be filed on or prior to the Closing Date (taking into account extensions) or that are consolidated, combined, or unitary Tax Returns. Seller shall pay (or cause to be paid) to the applicable Tax Authority all taxes shown to be due on any such Tax Return. With respect to any Pre-Closing Tax Returns (other than consolidated, combined, or unitary Tax Returns), at least 30 days before the due date of any Pre-Closing Tax Return, Seller will provide a draft copy of such Tax Return to Buyer for Buyer’s review and comment. Seller shall take into account any reasonable changes requested by Buyer before finalizing such Tax Return. Buyer shall not file or amend, or cause the Company to file or amend, any Pre-Closing Tax Return of the Company without the prior written consent of Seller, if such amendment would increase taxes for which Seller is liable pursuant to Section 12.2; provided, that Seller’s consent shall not be unreasonably withheld, delayed or conditioned.

(ii)     Post-Closing Tax Returns. Buyer shall prepare or cause to be prepared any Tax Returns of the Company for a Straddle Period (“Straddle Period Tax Returns”) and any Tax Returns of the Company for any Pre-Closing Tax Period required to be filed after the Closing Date (together with Straddle Period Tax Returns, “Post-Closing Tax Returns”) and shall provide draft copies of any such income or other material Post-Closing Tax Returns to Seller no less than 30 days prior to the due date for filing such Tax Returns (taking into account any applicable extensions). Seller shall have the right to review and comment on such Post-Closing Tax Returns, and Buyer shall take into account all reasonable changes requested by Seller. Seller shall pay to Buyer the amount of the Tax for which it is responsible (to the extent such Tax has not already been satisfied by the Company prior to Closing by means of estimated or advance Tax payments or withholding or other adjustments) at least two Business Days prior to the due date of any Post-Closing Tax Return. Buyer shall thereafter cause the Company to execute and timely file such Post-Closing Tax Returns and shall timely remit any taxes payable with respect to such Post-Closing Tax Returns. Buyer shall not amend, or cause or permit the Company to amend, any Post-Closing Tax Returns without the prior written consent of Seller, if such amendment would increase taxes for which Seller is liable pursuant to Section 12.2; provided, that Seller’s consent shall not be unreasonably withheld, delayed or conditioned. For the avoidance of doubt, any Seller obligations to pay to Buyer any Tax amounts contained in this Section 2.3 shall be deemed to have been paid and fulfilled to the extent any such amounts otherwise due under this Section 2.3 are included as a current liability of the Company in the calculation of the Company Net Working Capital.

(c)     Tax Proceedings. Buyer and Seller shall each promptly notify the other in writing upon the receipt of notice from any Tax Authority of any pending or threatened audit or administrative or judicial proceeding related to taxes (a “Tax Proceeding”) of or with respect to the Company, its business, assets or operations for any Pre-Closing Tax Period or any Straddle Period. Any failure to so notify the other party of any Tax Proceeding shall not relieve such other party of any liability with respect to such Tax Proceeding except to the extent such party was actually prejudiced as a result thereof. Seller shall have the right to control any Tax Proceeding with respect to the Company relating solely to any Pre-Closing Tax Period (“Seller Controlled Tax Proceeding”); provided, however, that Seller (i) shall keep Buyer fully informed with respect to any Seller Controlled Tax Proceeding, (ii) shall consult with Buyer before taking any significant action in connection with a Seller Controlled Tax Proceeding as it relates to the Company, and (iii) will not settle, compromise or abandon any Seller Controlled Tax Proceeding without obtaining Buyer’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed). Buyer shall have the sole right to control any other Tax Proceedings with respect to the Company (“Buyer Controlled Tax Proceeding”), provided, however, that, in the case of a Buyer Controlled Tax Proceeding that includes a Straddle Period, Buyer (A) shall keep Seller fully informed with respect to any Buyer Controlled Tax Proceeding to the extent related to the Straddle Period or Pre-Closing Tax Period, as the case may be (B) shall consult with Seller before taking any significant action in connection with any Buyer Controlled Tax Proceeding to the extent related to the Straddle Period or Pre-Closing Tax Period, as the case may be, and (C) will not settle, compromise or abandon any Buyer Controlled Tax Proceeding without obtaining Seller’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed), if Seller could reasonably be expected to be required to indemnify Buyer with respect to such settlement, compromise or abandonment. Section 12.5 shall not apply to any Tax Proceedings.

(d)     Tax Refunds. All refunds of taxes received (or realized by way of a reduction of taxes otherwise payable) by Buyer or any of its Affiliates (including, after the Closing, the Company) that are attributable to Excluded Taxes paid or borne by Seller or the Company, net of any reasonable out-of-pocket expenses attributable to the obtaining of such refund and any tax imposed on the Company as a result of the receipt of such refund and payment to Seller hereunder, shall be for the account of Seller and shall be paid by Buyer to Seller within 30 days of the receipt of such refund. Buyer shall provide Seller with reasonable substantiation of its out-of-pocket expenses and net tax cost associated with receipt of such refund. Notwithstanding the foregoing, Seller shall not be entitled to any refunds of taxes reflected as a current asset in calculating Company Net Working Capital or attributable to a carryback of tax attributes arising in a taxable period beginning after the Closing Date, which refunds shall be for the account of Buyer. To the extent any refund paid by Buyer to Seller under this Section 2.3(d) is subsequently disallowed or required to be returned to the applicable Tax Authority, Seller agrees to promptly repay the amount of such refund, together with any interest, penalties or other additional amounts imposed by such Tax Authority, to Buyer.

(e)     Tax Cooperation. To the extent relevant to the Company, its business, assets or operations, each party shall (i) provide the other with such assistance as may reasonably be required in connection with the preparation of any Tax Return and the conduct of any Tax Proceeding and (ii) retain for the longer of the applicable statute of limitations, including extension of such statute of limitations, or seven years following the Closing Date and provide the other with all records or other information that may be relevant to the preparation of any Tax Returns or the conduct of any Tax Proceeding. Neither party shall dispose of records or other information pertaining to (ii) above without first notifying the other party of such intent.

(f)     Withholding Taxes. Buyer shall be entitled to withhold any taxes required by Applicable Law to be withheld from the consideration payable pursuant to Section 2.2(b) and Section 12.6 in accordance with such sections, provided that, with respect to withholding of Israeli Tax, in the event that a payee under this Agreement provides Buyer with a Valid Certificate, then the deduction and withholding of any amounts under the ITO, if any, from the applicable payment under this Agreement payable to such payee shall be made only in accordance with the provisions of such Valid Certificate; and provided further, that as soon as practicable upon Seller’s request, Buyer shall provide Seller with withholding documentation showing the amount of taxes withheld in customary form. All such amounts so deducted or withheld shall be treated as having been paid to Seller for all purposes under this Agreement to the extent such amounts are paid over to the appropriate Governmental Authority. To the extent Seller has not provided a Valid Certificate to Buyer at least one Business Day prior to the Closing (or, with respect to the Holdback Cash, one Business Day prior to any Release Date, to the extent a previously provided Valid Certificate is not valid on any Release Date), then the consideration otherwise payable to Seller pursuant to Section 2.2(b) or (c) shall, in each case, be transferred to and retained by the Paying Agent for further distribution to Seller upon Seller providing the Paying Agent with such Valid Certificate; provided, however, (i) that Seller shall only transfer funds to the Paying Agent if Seller has been provided with a written consent, ruling or other certification issued by the ITA providing that there is no withholding obligation with respect to the transfer of funds to the Paying Agent, and (ii) the Seller shall bear all costs and expenses of the Paying Agent. For the purpose of the Agreement, “Valid Certificate” means a valid and applicable (in light of the timing, scope and the nature of the payment) certification or ruling issued by the ITA, on the basis of an application to the ITA which Buyer has been provided an opportunity to review and comment on, which (x) exempts Buyer and the Company from the duty to withhold Israeli Taxes with respect to amounts payable to such payee under this Agreement, (y) determines the applicable rate of Israeli Tax to be withheld from amounts payable to such payee under this Agreement, or (z) provides any other instructions regarding the payment or withholding with respect to the consideration payable to such payee. Any withholding made in NIS with respect to payments made hereunder in dollars shall be calculated based on a conversion rate on the Closing Date and in such manner as Buyer reasonably determines to be in compliance with the Applicable Law and any currency conversion commissions will be borne by the applicable payee and deducted from payments to be made to such payee.

(g)     Tax Sharing Agreements. To the extent relating to the Company, Seller shall terminate or cause to be terminated, on or before the Closing, all tax sharing agreements or arrangements (other than this Agreement), if any, to which the Company, on the one hand, and Seller or any of its Affiliates, on the other hand, are parties, so that neither Seller or any of its Affiliates nor the Company shall have any rights or obligations thereunder after the Closing.

2.4.     Working Capital Purchase Price Adjustment.

(a)     Closing Adjustment.

(i)     At least three Business Days before the Closing, Seller shall prepare and deliver to Buyer a statement setting forth its good faith estimate of Company Net Working Capital (the “Estimated Company Net Working Capital”), which statement shall contain an estimated balance sheet of the Company as of the Closing Date, a calculation of Estimated Company Net Working Capital (the “Estimated Company Net Working Capital Statement”), and a certificate of an officer of Seller that the Estimated Company Net Working Capital Statement was prepared in accordance with the principles set forth in the definition of Company Net Working Capital.

(ii)     The “Closing Adjustment” shall be an amount equal to the Estimated Company Net Working Capital minus the Target Net Working Capital. If the Closing Adjustment is a positive number, the Share Purchase Consideration shall be increased by the amount of the Closing Adjustment. If the Closing Adjustment is a negative number, the Share Purchase Consideration shall be reduced by the amount of the Closing Adjustment.

(b)     Post-Closing Adjustment.

(i)     Within 90 days after the Closing Date, Buyer shall prepare and deliver to Seller a statement setting forth its calculation of Company Net Working Capital (“Closing Company Net Working Capital”), which statement shall contain a balance sheet of the Company as of the Closing Date, a calculation of Closing Company Net Working Capital (the “Closing Company Net Working Capital Statement”) and a certificate of the Chief Financial Officer of Buyer that the Closing Company Net Working Capital Statement was prepared in accordance with the principles set forth in the definition of Company Net Working Capital. If Buyer does not deliver such statement by such deadline then the Estimated Company Net Working Capital Statement shall become the Closing Company Net Working Capital Statement (which statement shall remain subject to examination and objection by Seller in accordance with Section 2.4(c)).

(ii)     The post-closing adjustment shall be an amount equal to the Closing Company Net Working Capital minus the Estimated Closing Company Net Working Capital (the “Post-Closing Adjustment”). If the Post-Closing Adjustment is a positive number, Buyer shall pay to Seller an amount equal to the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative number, Buyer shall recover such amount out of the Holdback Cash.

(c)     Examination and Review.

(i)     Examination. After receipt of the Closing Company Net Working Capital Statement, Seller shall have 30 days (the “Review Period”) to review the Closing Company Net Working Capital Statement. During the Review Period, Seller and Seller’s accountants shall have full access to the books and records of the Company, the personnel of, and work papers prepared by, Buyer and/or Buyer’s accountants to the extent that they relate to the Closing Company Net Working Capital Statement and to such historical financial information (to the extent in Buyer’s possession) relating to the Closing Company Net Working Capital Statement as Seller may reasonably request for the purpose of reviewing the Closing Company Net Working Capital Statement and to prepare a Statement of Objections (defined below), provided, that such access shall be in a manner that does not interfere with the normal business operations of Buyer or the Company.

(ii)     Objection. On or prior to the last day of the Review Period, Seller may object to the Closing Company Net Working Capital Statement by delivering to Buyer a written statement setting forth Seller’s objections in reasonable detail, indicating each disputed item or amount and the basis for Seller’s disagreement therewith (the “Statement of Objections”). If Seller fails to deliver the Statement of Objections before the expiration of the Review Period, the Closing Company Net Working Capital Statement and the Post-Closing Adjustment, as the case may be, reflected in the Closing Company Net Working Capital Statement shall be deemed to have been accepted by Seller. If Seller delivers the Statement of Objections before the expiration of the Review Period, Buyer and Seller shall negotiate in good faith to resolve such objections within 30 days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Post-Closing Adjustment and the Closing Company Net Working Capital Statement with such changes as may have been previously agreed in writing by Buyer and Seller, shall be final and binding.

(iii)     Resolution of Disputes. If Seller and Buyer fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts” and any amounts not so disputed, the “Undisputed Amounts”) shall be submitted for resolution to an impartial nationally recognized firm of independent certified public accountants selected by Buyer, subject to Seller’s reasonable approval, other than Seller’s accountants or Buyer’s accountants (the “Independent Accountants”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Post-Closing Adjustment, as the case may be, and the Closing Company Net Working Capital Statement. The parties hereto agree that all adjustments shall be made without regard to materiality. The Independent Accountants shall only decide the specific items under dispute by the parties and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Company Net Working Capital Statement and the Statement of Objections, respectively.

(iv)     Fees of the Independent Accountants. The fees and expenses of the Independent Accountant shall be paid by Seller, on the one hand, and by Buyer, on the other hand, based upon the percentage that the amount actually contested but not awarded to Seller or Buyer, respectively, bears to the aggregate amount actually contested by Seller and Buyer.

(v)     Determination by Independent Accountants. The Independent Accountants shall make a determination as soon as practicable within 30 days (or such other time as the parties hereto shall agree in writing) after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Closing Company Net Working Capital Statement and/or the Post-Closing Adjustment shall be conclusive and binding upon the parties hereto. Notwithstanding anything to the contrary herein (including Article 12 of this Agreement), the procedure set forth herein shall be the sole method of resolving any matter that could have been resolved pursuant to this Section 2.4.

(vi)     Payments of Post-Closing Adjustment. Except as otherwise provided herein, any payment of the Post-Closing Adjustment shall (A) be due (x) within five Business Days of acceptance of the applicable Closing Company Net Working Capital Statement or (y) if there are Disputed Amounts, then within five Business Days of the resolution described in clause (v) above; and (B) be paid by wire transfer of immediately available funds to such account as is directed by Buyer or Seller, as the case may be.

(d)     Adjustments for Tax Purposes. Any payments made pursuant to this Section 2.4 shall be treated as an adjustment to the Share Purchase Consideration by the parties for Tax purposes, unless otherwise required by Applicable Law.

2.5.     Further Assurances. If, at any time before or after the Closing, Buyer or Seller reasonably believes that any further instruments, deeds, assignments or assurances are necessary to consummate the Share Purchase or to carry out the transactions set forth in this Agreement, then the Company, Seller, Buyer and their respective officers and directors shall execute and deliver all such proper deeds, assignments, instruments and assurances and do all other things necessary to consummate the Share Purchase.

Article 3
Representations and Warranties Regarding the Company

Subject to the exceptions set forth in a numbered or lettered section of the disclosure letter of Seller addressed to Buyer, dated and delivered as of the Agreement Date (the “Seller Disclosure Letter”) referencing a representation or warranty herein (each of which exceptions, in order to be effective, must clearly indicate the section and, if applicable, the subsection of this Article 3 to which it relates, and each of which exceptions shall also be deemed to apply to each other section and subsection hereof to the extent the applicability of such disclosure to such other sections or subsections is reasonably apparent on its face, and each of which exceptions shall also be deemed to be representations and warranties made by the Parent and Seller under this Article 3), each of Parent and Seller, severally and jointly, hereby represents and warrants to Buyer as of the Agreement Date and the Closing Date, as follows (for avoidance of doubt, no representation or warranty made by Parent or Seller in Article 3 applies to any business of Parent or Seller other than the Company Business unless the context of such representation or warranty indicates otherwise):

3.1.     Organization. The Company has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted. The Company is a legal entity duly organized and validly existing under the laws of the State of Israel. The Company is not designated as a “violating company” by the Israeli Registrar of Companies. The Company is duly qualified or licensed to do business, in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except where failure to be so qualified or licensed would not be materially adverse to the Company. Seller has delivered to Buyer a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended to date, of the Company (the “Company Organizational Documents”). Such Company Organizational Documents are in full force and effect. The Company is not in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents.

3.2.     Power, Authorization and Validity.

(a)     Power and Authority. Each of the Seller Parties has all requisite corporate or other organizational power and authority to enter into, execute, deliver and perform its obligations under this Agreement, and to consummate the transactions contemplated hereby.

(b)     Board Approval. The Share Purchase and the execution, delivery and performance by the Seller Parties of this Agreement and all other agreements, transactions and actions contemplated hereby or thereby, have been duly and validly approved and authorized by all necessary corporate action of each of the Seller Parties and do not require any further authorization, action or consent of the Seller Parties.

(c)     Enforceability. This Agreement, when executed by the Seller Parties shall be, legal, valid and binding obligations of each of the Seller Parties, enforceable against each of the Seller Parties in accordance with its terms, in each case, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

3.3.     Capitalization of the Company.

(a)     Authorized and Outstanding Company Shares. The authorized share capital of the Company is NIS 750,480 and consists of 30,000,000 Ordinary Shares with a nominal value of NIS 0.01 each (the “Ordinary Shares”); 8,040,000 Company Ordinary A Shares with a nominal value of NIS 0.01 each (the “Ordinary A Shares”); 8,000,000 Preferred A-1 Shares with a nominal value of NIS 0.01 each (the “Preferred A-1 Shares”); 4,650,000 Preferred A-3 Shares with a nominal value of NIS 0.01 each (the “Preferred A-3 Shares”), 3,158,000 Preferred B Shares with a nominal value of NIS 0.01 each (the “Preferred B Shares”); 15,200,000 Preferred C Shares with a nominal value of NIS 0.01 each (the “Preferred C Shares”); 1,500,000 Preferred D Shares with a nominal value of NIS 0.01 each (the “Preferred D Shares”); and 4,500,000 Deferred Shares with a nominal value of NIS 0.01 each (the “Deferred Shares”). There are no Ordinary Shares held by the Company as dormant shares. As of the date of this Agreement, there are issued and outstanding 506,540 Ordinary Shares, 229,460 Ordinary A Shares, 21,960 Preferred A-1 Shares, 4,645,470 Preferred A-3 Shares, 3,157,800 Preferred B Shares, 9,608,510 Preferred C Shares, zero Preferred D Shares and 167,620 Deferred Shares, all of which are owned of record and beneficially by Seller, free and clear of all Encumbrances. All issued and outstanding Company Shares have been duly authorized and validly issued, are fully paid and non-assessable, and have been offered, issued, sold and delivered by the Company in compliance with all requirements of Applicable Law and all requirements set forth in applicable Contracts. Upon transfer of all Company Shares to Buyer in accordance with the terms of Article 2, Buyer will receive valid title to the Company Shares free and clear of all Encumbrances.

(b)     No Other Rights. There are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights, compensatory equity or equity-linked interests (including restricted units, profits interests, phantom equity or similar awards or rights) or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of the Company or obligating the Company to issue or sell any shares or securities of, or other equity interests in, the Company. None of the Seller Parties is a party to any Contracts regarding the voting of any outstanding securities of the Company, including any voting trusts, stockholder agreements, proxies or other voting agreements.

(c)     No Equity Awards. There are no options, restricted stock units, stock appreciation rights, phantom stock rights, warrants, calls, rights or Contracts of any character to which any of the Seller Parties is a party or by which it is bound obligating the Company at any time to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of any capital stock, options, restricted stock units, warrants or other rights to purchase shares of capital stock or other securities of the Company, or obligating any of the Seller Parties to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such option, warrant, call, right or Contract with respect to shares of capital stock or other securities of the Company.

3.4.     No Company Subsidiaries. The Company does not have and has never had any Subsidiaries and does not own, and has never otherwise owned, any shares of capital stock or other equity interests in any Person.

3.5.     No Conflict. The execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated by this Agreement to which it is a party (in each case, with or without the giving of notice or lapse of time, or both) will not, directly or indirectly, (i) violate, contravene or conflict with, or result in a breach of any provision of the Company’s memorandum and articles of association, (ii) violate, conflict with or result in a breach of or constitute a default, an event of default or an event creating rights of acceleration, termination, cancellation, notification, amendment, modification, imposition of additional obligations or loss of rights, or result in the creation of an Encumbrance pursuant to, or require a consent to assignment (any such event, a “Conflict”), under any Business Contract (other than Conflicts under Business Contracts that are not Company Material Contracts if such Conflicts would not, individually or in the aggregate, result in a Material Adverse Effect), (iii) violate, contravene or conflict with any Applicable Law or Order applicable to the Company or the Company Business or any of the Company’s assets or properties or give any Governmental Authority or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy, obtain any relief under or revoke or otherwise modify any rights held under any Applicable Law or Order or (iv) result in the creation or imposition of any Encumbrances upon the Company Shares, except in each case under (ii), (iii) or (iv) above, where such violation, conflict, breach or other result would not be materially adverse to the Company.

3.6.     No Consents. No approval, order, authorization, release or waiver of, or registration, declaration or filing with, any Governmental Authority except as expressly contemplated in this Agreement is necessary or required to be made or obtained by any of the Seller Parties to enable each of the Seller Parties to lawfully execute and deliver, enter into, and perform its obligations under this Agreement or to consummate the transactions contemplated hereby or thereby, except where failure to obtain such approval would not adversely affect the ability of each of the Seller Parties to consummate or perform without a material delay the Share Purchase or its obligations hereunder or to consummate the transactions contemplated hereby.

3.7.     Litigation. There is no, and since January 30, 2013, there has not been any, Action pending or outstanding against the Company or any assets or properties of the Company (or against any officer or director of the Company in their capacity as such), and no Action is, to the knowledge of any of the Seller Parties, anticipated or threatened in law or in equity. To the knowledge of the Seller Parties, there is no, and since January 30, 2013, there has not been any, Order or unsatisfied judgments outstanding against the Company or any of assets or properties of the Company (or against any officer or director of the Company in their capacity as such). There is no Action pending or threatened in writing by the Company against any other Person.

3.8.     Taxes.

(a)     The Company has timely filed all income and other material Tax Returns that were required to be filed. The Company has timely paid all taxes due and owing whether or not shown on any Tax Return. All such Tax Returns were complete and accurate in all material respects and were prepared in substantial compliance with Applicable Law. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return, other than extensions automatically available by statute. All taxes required to be collected and remitted to a Tax Authority by the Company have been collected by the Company and have been remitted, or will be remitted within the time and in the manner prescribed by Applicable Law. Other than any Tax Returns that have not yet been required to be filed, the Company has made available to Buyer true, correct and complete copies of all Pre-Closing Tax Returns of the Company.

(b)     There is (i) no written claim for taxes being asserted against the Company, (ii) no lien against the property of the Company for taxes other than liens for taxes not yet due and payable and for which adequate reserves have been recorded in accordance with GAAP, (iii) no pending or, to Seller’s knowledge, threatened, audit, assessment, action, suit, proceeding, investigation or tax controversy associated with any Tax Return of the Company or with respect to its business, assets or operations (other than any consolidated or combined Tax Return including Seller or its Affiliates) is being conducted by any Tax Authority, and (iv) no extension or waiver of any statute of limitations on the assessment of any taxes of the Company is currently in effect.

(c)     The Company has withheld from each payment to its employees, independent contractors, suppliers and other third parties all taxes and other deductions required to be withheld and has, within the time and in the manner required by Applicable Law, paid such withheld amounts to the proper Governmental Authority.

(d)     The Company has not constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution occurring within the past two years.

(e)     The Company has not participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) or similar transaction under any corresponding or similar Law.

(f)     The Company is not a party to any tax sharing agreement or arrangement, and has no liability for taxes under such agreement or arrangement.

(g)     The Company is not the beneficiary of any tax incentive, exemption or holiday or other tax reduction agreement.

(h)     All related party transactions involving the Company are in compliance with applicable transfer pricing laws and regulations, are at arm’s length and are documented and reported, in each case in accordance with Applicable Law (including Section 85A of the ITO and the rules and regulations promulgated thereunder).

(i)     The Company does not have a permanent establishment or other taxable presence (as determined pursuant to an applicable tax treaty or applicable foreign Law) in any country other than the country of its formation. There have been no discussions between the Company, on the one hand, and a Tax Authority, on the other hand, pertaining to, and no written claim has ever been made by a Tax Authority in, a jurisdiction in which the Company does not file tax returns.

(j)     Neither the Company nor the Seller (with respect to the Company Shares held by the Seller) is subject to restrictions or limitations pursuant to Part E2 of the ITO or pursuant to any tax ruling made in connection with the provisions of Part E2 of the ITO.

(k)     The Company is duly registered for the purposes of Israeli value added tax (“VAT”) and has complied in all material respects with all requirements concerning value added taxes. The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it; (ii) has collected and timely remitted to the relevant tax authority all output VAT which it is required to collect and remit under any Applicable Law; and (iii) has not refunded or deducted any amount of value added tax that it was not so entitled to deduct or refund.

(l)     Except as set forth in Schedule 3.8(l) of the Seller Disclosure Letter, the Company has not requested or received a ruling from the ITA or any Israeli Governmental Authority on behalf of itself or any of its employees or shareholders. The Company has not undertaken any transaction that required or will require special reporting in accordance with Sections 131D, 131E and 131(g) of the ITO and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting), 2006.

(m)     The Company is in compliance, in all material respects, with all terms and conditions of any tax exemptions, tax holiday or other tax reduction agreements, approvals or orders of any Taxing Authority. Except as set forth in Schedule 3.8(m) of the Seller Disclosure Letter, the Company has not been granted or has claimed any tax incentive under the laws of the State of Israel, including grants or claims of “approved enterprise”, “benefitted enterprise” or “preferred enterprise” status. To the Knowledge of the Company, there has been no indication from any Israeli taxing authority that the consummation of the transactions contemplated by this Agreement would adversely affect the ability of the Company to set off for Israeli tax purposes in the future any and all losses accumulated by the Company as of the Closing Date.

(n)     The Company is not and has never been a real property corporation (Igud Mekarke’in) within the meaning Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963. There are no limitations on the utilization, as provided under applicable Israeli Law or any other Applicable Law, of the net operating losses, built-in-losses, capital losses, Tax credits, or other similar items of the Company under any Israeli Law or under any other Applicable Law.

3.9.     Company Financial Statements and Controls. The Company Financial Statements: (a) fairly present in all material respects the financial condition of the Company at the dates indicated therein and its results of operations and cash flows for the periods specified therein; and (b) have been prepared in accordance with GAAP applied on a basis consistent with prior periods except that the Company Financial Statements do not have notes thereto. The Company has no Liability, except for those (i) accrued or reserved against on the Company Balance Sheet and (ii) Liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with its past practices and that are accrued or reserved against on the books and records of the Company. Schedule 6.10 sets forth a true, correct and complete list of all Company Intercompany Assets and Company Intercompany Liabilities as of the date of this Agreement.

3.10.     Properties.

(a)     Real Property. The Company does not own any real property. Schedule 3.10(a) of the Seller Disclosure Letter sets forth a true, correct and complete list of all real property leased, subleased, licensed or otherwise used or occupied by the Company (all such real property listed or required to be listed on Schedule 3.10(a) of the Seller Disclosure Letter, the “Real Property”) and the Leases relating thereto. The Company has delivered to Buyer a true and complete copy of every lease and sublease of the Real Property pursuant to which the Company is a party or by which it is bound and any amendments or modifications thereto (each, a “Lease”). The Company has a good and valid leasehold interest in each Real Property it leases, free and clear of any Encumbrances, other than Permitted Encumbrances. The Company is not in violation of or in default under any such Lease nor is in receipt of any written notice of default by any party with respect to such Lease and has not received any written notice of any existing violation of any building code, zoning ordinance or other law or any Permitted Encumbrance affecting any Lease, except where such deficiency or violation would not have a Material Adverse Effect on the Company.

(b)     Personal Property.

(i)     The Company has good and marketable title to all of its tangible assets and properties (“Company Tangible Assets”), free and clear of all Encumbrances (other than Permitted Encumbrances). The Company Tangible Assets constitute all of the tangible assets and properties used in the conduct of the Company Business as it is currently conducted. All leases of personal property to which the Company is a party are fully effective and afford the Company valid leasehold possession of the personal property that is the subject of the lease. To the Seller’s knowledge, the Company is not in breach of any of the terms of any such lease.

(ii)     All buildings, plants, leasehold improvements, structures, facilities, equipment and other items of tangible property and tangible assets which are owned, leased or used by the Company are structurally sound, are in good operating condition and repair (subject to normal wear and tear given the use and age of such assets), are usable in the ordinary course of business and to Seller’s knowledge, conform in all material respects to all Applicable Laws and authorizations of any applicable Governmental Authority relating to their construction, use and operation.

3.11.     Absence of Certain Changes. Since the Balance Sheet Date through the Agreement Date, the Company has conducted its businesses in the ordinary course of business consistent with past practice and there has not been with respect to the Company any of the following:

(a)     Material Adverse Effect;

(b)     damage, destruction or loss of any material property or material asset, whether or not covered by insurance;

(c)     declaration, setting aside or payment of any dividend on, or the making of any other distribution in respect of, its equity interests, or any split, combination or recapitalization of its equity interests or any redemption or purchase of any of its equity interests or any change in any rights, preferences or privileges of any of its outstanding equity interests or issuance or authorization for issuance of any equity interests or any other security;

(d)     incurrence, creation or assumption of (i) any Encumbrance on any of its assets or properties (other than Permitted Encumbrances), (ii) any liability for any Debt except as set forth in Company Closing Debt or (iii) any liability as a guarantor or surety with respect to the obligations of others;

(e)     sale, license, assignment or other disposition or transfer of any material assets or properties, other than the sale or nonexclusive license of Company Products in the ordinary course of business consistent with past practice;

(f)     re-valuation of any of the assets of the Company or relating to the Company Business, including writing off notes or accounts receivable;

(g)     (i) any deferral of the payment of any accounts payable or (ii) any discount, accommodation or other concession made in order to accelerate the collection of any receivable, in both (i) and (ii) other than in the ordinary course of business consistent with past practice;

(h)     except as required by GAAP, any change in accounting methods or any revaluation of any of its assets;

(i)     modification, waiver, release or acceleration of any rights of a Company Material Contract or termination or cancellation of a Contract that would be required to be listed as a Company Material Contract pursuant to Section 3.12 hereof if such Contract were in effect on the Agreement Date, in each case only to the extent materially adverse, outside the ordinary course of business or inconsistent with past practice;

(j)     sale, license, assignment, pledge, Encumbrance or other disposition or transfer of any Company Owned IP, other than the sale of Company Products in the ordinary course of business;

(k)     labor dispute or collective bargaining obligation;

(l)     application for or receipt of a Tax ruling;

(m)     application for or receipt of a Government Grant; or

(n)     entry into any Contract to do any of the things described in the preceding clauses (a) through (m).

3.12.     Contracts, Agreements, Arrangements, Commitments and Undertakings. Schedule 3.12 of the Seller Disclosure Letter set forth a true, correct and complete list of each of the following Business Contracts that are in effect and to which the Company is a party or bound or to which the assets or properties of the Company is subject or between the Seller Parties and any Relevant Service Provider, in each case, as of the Agreement Date (each a “Company Material Contract”):

(a)     (i) any Contract for the purchase of Company Products and (ii) any Contract with another Person providing for payments to the Company in an aggregate amount of US$100,000 or more over the remaining life of the Contract or US$75,000 or more in the 12 month period prior to the Agreement date;

(b)     (i) any Contract with a Significant Supplier and (ii) any Contract with another Person for the supply of goods or services obligating Company to pay an aggregate amount of US$100,000 or more over the 12 month period following the date hereof;

(c)     any Contract that requires the Company to purchase the Company’s total requirements of any product or service from a third party or contains “take or pay” provisions, but excluding any services agreements containing minimum dollar commitments;

(d)     any indenture, mortgage, trust deed, promissory note, loan agreement, security agreement, guarantee or other Contract for or with respect to the borrowing of money, a line of credit, any currency exchange, commodities or other hedging arrangement, or that evidences any Encumbrance (other than a Permitted Encumbrance) on its assets or properties, or that evidences a leasing transaction of a type required to be capitalized in accordance with GAAP;

(e)     any lease, sublease, occupancy or co-location agreement or other Contract under which it is lessee or sublessee of any items of tangible personal property or real property owned by any third party, and specifying the name of the lessor, lessee and (in the case of any real property lease) address of the property, that involves payments by it in an aggregate amount of US$50,000 or more over the life of the Contract;

(f)     any joint venture, partnership or similar Contract that has involved a sharing of revenues, profits, cash flows, expenses or losses with any other party;

(g)     any Contract limiting the freedom of the Company or any Relevant Service Provider to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any Intellectual Property Rights (other than restrictions on the Company’s use, transfer or licensing of rights in Third-Party Intellectual Property set forth in the applicable Contracts therefor), or any Contract granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person, or any Contract otherwise limiting the right of the Company to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any Technology or services;

(h)     any Contract (i) of guarantee, assumption or endorsement (but not indemnification) of the obligations, liabilities or debts of any other Person or (ii) that is a note, debenture, bond, equipment trust, letter of credit, loan or other Contract for Debt or lending of money (other than routine expense advances to employees consistent with past practice);

(i)     any Contract with any labor union, works council or similar labor organization, or any collective bargaining agreement or similar Contract;

(j)     any Contract for any capital expenditure or leasehold improvement to the extent such Contract provides for payments to be made after the Agreement Date in excess of US$100,000;

(k)     any Contract containing any employee “non-solicitation”, “no-hire” or similar provision that restricts the Company;

(l)     any Contract providing for the payment of any royalty, commission, license fee or other form of compensation or consideration based on a percentage of specified revenues, sales, earning or other measure;

(m)     any Contract entered into by the Company in connection with the settlement or other resolution of any litigation;

(n)     any Contract with a Governmental Authority or requiring the approval of a Governmental Authority or involving a Government Grant;

(o)     any Contract with respect to Intellectual Property, including any in-bound licenses, out-bound licenses and cross-licenses, but excluding (i) licenses for commercial off-the-shelf Technology that is generally available on nondiscriminatory pricing terms, in the case of Software for a cost of not more than $25,000 for a perpetual license for a single user or work station or $100,000 in the aggregate for all users and work stations (“Off the Shelf Software”), (ii) non-disclosure agreements entered into in the ordinary course of business, and (iii) agreements with customers or distributors entered into substantially on the Company’s standard form of customer or distributor agreement;

(p)     any Contract requiring the Company to indemnify or hold harmless any Person, other than customary contractual indemnity or hold harmless provisions in commercial agreements entered into in the ordinary course of business; or

(q)     any Contract that requires consent, approval or waiver of, or notice to, a Governmental Authority in the event of or with respect to the transactions contemplated by this Agreement, including in order to avoid termination of or loss of a benefit under any such Contract.

A correct and complete copy of each Contract required by these subsections (a)-(q) of this Section 3.12 to be listed on Schedule 3.12 of the Seller Disclosure Letter has been delivered to Buyer, including any amendments, modifications or supplements thereto. Each of the Company Material Contracts is valid and binding on the Company and, to the knowledge of the Seller Parties, each other party thereto and is in full force and effect. There is no material breach of or default under any Company Material Contract by the Company or, to the knowledge of the Seller Parties, any other party thereto and no event has occurred that with the lapse of time or the giving of notice or both would constitute a material breach of or default thereunder by the Company or, to the knowledge of the Seller Parties, any other party thereto. To the knowledge of the Seller Parties, each Company Material Contract is enforceable by the Company in accordance with its terms, subject to bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally and equitable principles of general applicability.

3.13.     No Restrictions. There is no Contract, judgment, injunction, order or decree binding upon the Company that has or would reasonably be expected to have, whether before or after the Closing, the effect of prohibiting or impairing any current business practice of the Company.

3.14.     Intellectual Property.

(a)     The Company (i) owns all rights to or (ii) has the valid right or license to use, and, to the extent that the Company does any of the following, to develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license, and dispose of the Company Products and all Company IP, subject to restrictions under the Innovation Law applicable to IP that was developed with the support of the OCS grants (“OCS IP”). All OCS IP is listed or described on Schedule 3.14(a) of the Seller Disclosure Letter. The Company IP constitutes all of the Intellectual Property that is used in or necessary to the conduct of the Company Business as currently conducted and, to the knowledge of the Seller Parties, as currently proposed to be conducted.

(b)     The Company is not as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement, in breach of any Contract governing any Company IP (the “Company IP Agreements”) and the consummation of the Share Purchase will not result in the modification, cancellation, termination, suspension of, or acceleration of any rights, obligations or payments with respect to such Company IP Agreements, or give any other Person the right to do any of the foregoing. Following the Closing, the Company will be permitted to exercise all of their rights under such Company IP Agreements to the same extent the Company would have been able to had the Share Purchase not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company would otherwise be required to pay.

(c)     Schedule 3.14(c) of the Seller Disclosure Letter sets forth a list of each Company Product.

(d)     The operation of the Company Business as it has been conducted and is currently conducted has not infringed or misappropriated and does not infringe or misappropriate any Intellectual Property Rights of any Person, violate any right of any Person (including any right to privacy or publicity), or constitute unfair competition or trade practices under the Applicable Laws of any jurisdiction. The Company has not been sued in any Action (or to the knowledge of the Seller Parties received any written threat of an Action) that involves a claim of infringement or misappropriation of any Intellectual Property Right of any Person or that contests the validity or ownership of any Company Owned IP or right of the Company to exercise any Intellectual Property Right. Except for restrictions under the Innovation Law applicable to the OCS IP and royalties due to the OCS, no royalties, commissions, fees or other payments are or shall become payable by the Company by reason of the exploitation of any Company IP in the conduct of the Company Business.

(e)     The Company has secured from substantially all of its consultants, employees and independent contractors who independently or jointly contributed to the conception, reduction to practice, creation or development of any Company Owned IP (“Service Provider”) unencumbered and unrestricted exclusive ownership of, all such Persons’ Intellectual Property Rights in such contribution, that the Company does not already own by operation of law, by valid and enforceable written assignments, and such Persons have not retained any rights or licenses with respect thereto. Without prejudice to the generality of the foregoing, each such Service Provider has signed a valid and enforceable agreement containing (A) a present tense assignment to the Company of all Intellectual Property and Intellectual Property Rights created or developed by Service Provider in the course of that Service Provider’s work for the Company, including all Intellectual Property and Intellectual Property Rights pertaining to any Company IP or Company Product, (B) confidentiality provisions protecting confidential information related to such Intellectual Property, Intellectual Property Rights, and Company Product, and no such Service Provider has any obligation to any other Person with respect to confidential information related to such Intellectual Property, Intellectual Property Rights or Company Product, and (C) a waiver of any right, interest, or moral right with regard to any Company IP, including a waiver of any right to any royalty or other remuneration provided by any Applicable Law (which such Applicable Law would include Section 134 of the Israeli Patent Law, 1967) otherwise existing, local custom, administrative regulation or otherwise.

(f)     Schedule 3.14(f) of the Seller Disclosure Letter contains a true and complete list, as of the Agreement Date, of all Company Registered IP. Each item of Company Registered IP is, to Seller’s knowledge and to the extent issued or registered, valid and enforceable. Except as set forth on Schedule 3.14(f)(i) of the Seller Disclosure Letter, all necessary registration, maintenance and renewal fees in connection with such Company Registered IP have been paid and all necessary documents and certificates in connection with such Company Registered IP have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered IP. Except as set forth on Schedule 3.14(f)(ii) of the Seller Disclosure Letter, there are no actions that must be taken by the Company or any of its Affiliates, as applicable, within one 120 days following the date of this Agreement, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting or preserving or renewing any Company Registered IP.

(g)     The Company owns and has good and exclusive title to all Intellectual Property Rights that are Company Owned IP, including each item of Company Registered IP, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing (i) none of the Company IP Agreements grants any third party exclusive rights to or under any Company Owned IP, (ii) none of the Company Owned IP is subject to any Action, Order, or stipulation materially restricting the use, distribution, transfer, or licensing by the Company of any Company Owned IP or Company Products and (iii) there is no pending Action to which the Company is a party challenging the ownership, validity scope of right or enforceability of any Company Owned IP and, to the knowledge of Seller, there is no written threat of any such Action.

(h)     To Seller’s knowledge, there is no material unauthorized use, disclosure, infringement or misappropriation of any material Company Owned IP by any other Person and the Company has not instituted an Action for infringement or misappropriation of any Company IP or breach of any Company IP Agreement. The Company and its Affiliates have taken commercially reasonable steps to protect and secure the Company’s rights in the Company IP, including in its or their respective Trade Secrets.

(i)     Other than as set forth on Schedule 3.14(j), other than the Government Grants (as such term is defined under Section 3.14(j) below), no (i) government funding, (ii) facilities of a university, college, other educational institution or research center or (iii) funding from any Person (other than funds received in consideration for shares of Company Capital Stock) was used in the development of the Company Owned IP. No current or former employee and, to Seller’s knowledge, consultant or independent contractor who was involved in, or who contributed to, the creation or development of any Company Owned IP, has performed services for any government, including the Israeli Ministry of Defense and the Israel Defense Forces, university, college or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company.

(j)     Section 3.14(j) of the Seller Disclosure Letter provides a true and complete list of all pending and outstanding grants, incentives, exemptions and subsidies from the Government of the State of Israel or any Governmental Entity thereof, including the OCS and the BIRD Foundation, or from any non-Israeli Governmental Entity, granted to (or transferred to, assigned to or purchased by) the Company or any of its Subsidiaries (collectively, “Government Grants”). The Company has made available to Buyer true and correct copies of all documents evidencing Government Grants and of all letters of approval, certificates of completion, and supplements and amendments thereto and all material correspondence related thereto. Section 3.14(j) of the Seller Disclosure Letter sets forth: (a) all material undertakings of the Company given in connection with the Government Grants; (b) the aggregate amount of each Government Grant indicating OCS projects and files; (c) the aggregate outstanding obligations of the Company under each Government Grant with respect to royalties or other payments; (d) the outstanding amounts to be paid by any Governmental Entity to the Company under the Government Grants, if any; and (e) the product or product families that relate to OCS grants. The Company is in compliance, in all material respects, with the terms and conditions of all Government Grants and has duly fulfilled, in all material respects, all the undertakings required to be fulfilled thereby prior to the date hereof. To the Company’s Knowledge, there is no event or other set of circumstances which would reasonably be expected to lead to the revocation or material modification of any of the Government Grants.

(k)     Neither this Agreement nor the transactions contemplated by this Agreement will result in Buyer, the Company or any of their Affiliates: (i) granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to any of them, (ii) being bound by or subject to, any exclusivity obligation, non-compete or other restriction on the operation or scope of its businesses, or (iii) being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby.

(l)     Other than with respect to disclosure and delivery to Service Providers and except as set forth in Section 3.14(l) of the Seller Disclosure Letter, neither the Company nor any Person acting on its or its Affiliates’ behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of any source code (or any proprietary or confidential information or algorithms related to the source code) that is Company IP (“Business Source Code”). No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to, result in the disclosure or delivery by or on behalf of Company any Business Source Code.

(m)     Section 3.14(m) of the Seller Disclosure Letter lists all Open Source that is incorporated into, linked with, or distributed (including on a hosted-service or software-as-a-service basis) in conjunction with any Company Products (“Incorporated Open Source Software”). For each item of Incorporated Open Source, Section 3.14(m) of the Seller Disclosure Letter identifies (i) the Company Product into, in or with which the Incorporated Open Source Software is incorporated, linked or distributed, (ii) the Open Source licenses governing the use and distribution of the Open Source, (iii) whether (and if so, how) the Open Source has been modified by or for Seller, and (iv) how the Open Source is integrated with or interacts with other portions of the Company Products. Seller’s use and distribution of each component of Open Source (including Incorporated Open Source) complies with all provisions of all applicable Open Source license agreements, including all notice and attribution requirements, and in no case does such use or distribution give rise under such license agreement to any rights in any third parties under any Company IP or obligations with respect to any Company IP, including any obligation to disclose or distribute any such Technology in source code form, to license any such Technology for the purpose of making derivative works, or to distribute any such Technology without charge. The Company has not contributed any Software to an open source project or made any Software available under an Open Source License.

(n)     Section 3.14(n) of the Seller Disclosure Letter lists all industry standards bodies and similar organizations of which the Company is a member, or to which it has been a contributor. Neither the Company nor its Affiliates is or have been a member in, a contributor to, or participant in any industry standards body or similar organization that could require or obligate the Company to grant or offer to any other Person any license or right to any Company IP.

3.15.     Compliance with Laws.

(a)     Since January 30, 2013, the Company has operated, and is in compliance with, in all material respects all Applicable Law and Orders the Company and has not received any written notice from any Governmental Authority alleging a violation by the Company of any Applicable Law or Order, except for such non-compliance, defaults or violations that would not reasonably be expected to have, individually or in the aggregate, materially adverse to the Company.

(b)     The Company holds all material permits, licenses, certificates, registrations and approvals from, and has made all material filings with, any Governmental Authority that is necessary and/or legally required to be held by it to own, license, lease and operate its properties and assets and to conduct the Company Business as conducted as of the Agreement Date consistent with past practice (“Governmental Permits”), and all such Governmental Permits are valid and in full force and effect. Since January 30, 2013, the Company has not received any written notice from any Governmental Authority regarding (i) any alleged failure to comply with any term or requirement of any Governmental Permit or (ii) any revocation, withdrawal, suspension, cancellation, or termination of any Governmental Permit.

(c)     The Company has at all times conducted its export transactions in accordance with all applicable laws, including all export, import and other material trade compliance laws in which the Company conducts business. Without limiting the foregoing, to the extent required, the Company has obtained all material applicable export and import licenses and approvals from, and made all filings with, any governmental entity required for its export and import of products, services, software and technologies (“Material Export Approvals”). The Company is in compliance with the terms of all Material Export Approvals, as applicable. There are no pending or, to the knowledge of the Company, threatened claims against the Company with respect to Material Export Approvals or export or import transactions. Company has provided Buyer with copies of all Material Export Approvals.

(d)     The Company does not use or develop or engage in encryption technology or other technology whose development, commercialization or export is restricted under Israeli law, and the Company is not required to obtain a license from the Israeli Ministry of Defense or any authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, as may be amended from time to time or other applicable laws regulating the development, commercialization or export of the encryption technology and any other restricted technologies.

3.16.     Employee Matters.

(a)     Except as set forth in Section 3.16(a) of the Seller Disclosure Letter, the Company: (i) is currently and has at all times been in compliance in all material respects with all Applicable Law, Contracts and Orders relating to labor, employment, discrimination, wages and hours, labor relations, leaves of absence, work breaks, classification of employees, occupational health and safety, privacy, harassment, retaliation, immigration, wrongful discharge or violation of the personal rights of Relevant Service Providers or prospective employees, including, without limitation, the Advance Notice for Dismissal and Resignation Law, 2001, the Notification to an Employee (Terms of Employment) Law, 2002, the Prevention of Sexual Harassment Law, 1998, the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, The Salary Protection Law, 1958, the Employment by Human Resources Contractors Law, 1996 and Increased Enforcement of Labor Legislation Law, 2011; (ii) has withheld and reported all amounts required by any Legal Requirement or Contract to be withheld and reported with respect to wages, salaries and other payments or compensation to any Relevant Service Provider (including deduction from salaries for income Tax according to the Ordinance, for national insurance payments according to the National Insurance Law [Consolidated Version], 1995, for health insurance according to the National Health Insurance Law, 1994, transfers to managers insurance, pension or provident fund, life insurance, incapacity insurance, education fund or other similar funds and/or required deductions in connection with vehicle lease programs); (iii) has no Liability for any arrears (other than routine payments to be timely made on a monthly basis in the normal course of business and consistent with past practice) of wages or any Taxes, social security contributions or any penalty for failure to comply with any of the foregoing; and (iv) has no Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for any Relevant Service Provider (other than routine payments to be timely made on a monthly basis in the normal course of business and consistent with past practice). The Company has made available to Buyer in Schedule 3.16(c)-1 of the Seller Disclosure Letter a correct and complete summary of the calculations concerning the components of each Relevant Service Provider’s compensation, including current salary, overtime entitlement, vacation day entitlement and accrual, bonuses, benefits of any kind and any components which are not included in the basis for calculation of amounts set aside for purposes of statutory severance pay and pension.

(b)     The Company has timely withheld all amounts required by Applicable Law (within the periods required or otherwise permitted by Applicable Law) or by Contract to be withheld from the wages, salaries, and other payments to employees; and is not liable for any arrears of wages, compensation, taxes, penalties or other sums for failure to comply with any of the foregoing. The Company has timely paid to all employees all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees and has timely paid to all independent contractors and consultants all remuneration due to or on behalf of such independent contractors or consultants. There is no claim with respect to payment of wages, salary or overtime pay pending or, to the knowledge of any of the Seller Parties, threatened before any Governmental Authority with respect to any Persons currently or formerly employed by the Company or by any Person associated with the Company Business (including any Relevant Service Provider).

(c)     A complete list is attached as Schedule 3.16(c)-1 of the Seller Disclosure Letter of all (i) employees of the Company as of the date hereof, and (ii) consultants and independent contractors as of the date hereof (collectively, “Relevant Service Providers”). Schedule 3.16(c)-1 of the Seller Disclosure Letter sets forth a true, correct and complete list of list of all Relevant Service Providers as of the date of this Agreement and correctly reflects: (i) their dates of employment; (ii) their job titles and positions; (iii) work location; (iv) employment classifications (including whether each Relevant Service Provider is (A) full-time or part-time, (B) hourly or salaried and (C) an employee, contractor or intern); (v) classification as exempt or non-exempt under applicable overtime, wage and hour regulation, including the Hours of Work and Rest Law, 1951; (vi) all compensation and benefits to which each such person is entitled, including their hourly rate of compensation (in case of hourly workers), monthly base salary or annual salary, any other compensation payable to them, whether in cash or otherwise (including housing allowances, cash compensation payable pursuant to bonus, deferred compensation, travel allowances or commission arrangements), social benefits (including bituach menahalim and keren hishtalmut), recuperation pay entitlement or other benefits, and each Company Employee Plan in which they participate or are eligible to participate; (vii) the number of days of sick time to which such persons are entitled and which have accrued; (viii) the vacation days to which such persons are entitled, annual entitlement to vacation days and their accrued and unpaid vacation (represented both in terms of the number of days as well as the U.S. dollar value or Israeli Shekel value, as applicable); (ix) length of notice period required in order to terminate their employment, if any; (x) automobiles and other benefits in kind; (xi) their respective contribution rates and the salary basis for such contributions and whether such persons are subject to the arrangement set forth in Section 14 of the Israeli Severance Pay Law, 1963 (the “Section 14 Arrangement”) (and, to the extent any such person is subject to the Section 14 Arrangement, an indication of whether such arrangement has been applied to such person from the commencement date of his or her employment and on the basis of his or her entire salary); (xii) their most recent compensation increase including the date and amount thereof; (xiii) whether such persons are on leave or scheduled to be on leave (and if so, the category of leave, the date on which such leave commenced or will commence and the date of expected return to work) and (xiv) visa status, if applicable. There are no material written or unwritten policies or customs of the Company that, by extension, could entitle any Relevant Service Providers to benefits in addition to those to which they are entitled pursuant to Applicable Law (including unwritten customs concerning the payment of statutory severance pay when it is not legally required), other than those included in any Company Benefit Arrangement. The Company has not engaged any individuals as consultants, sub-contractors, freelancers who, according to Applicable Law, would be entitled to the rights of an employee vis-à-vis the Company, including rights to severance pay, vacation, recuperation pay (“dmei havra’a”) and other employee-related statutory benefits. The Company has not made any material promises or commitments to any Relevant Service Providers, whether in writing or not, with respect to any future changes or additions to their compensation or benefits, as listed in Schedule 3.16(c)-2 of the Seller Disclosure Letter. To the knowledge of the Seller Parties, the Company has good relations with its employees, and has no knowledge of any facts indicating that the consummation of the Share Purchase or any of the other transactions contemplated by this Agreement shall have a material effect on such employee relations, and has no knowledge that any of its employees intends to terminate their relationship with the Company. To the knowledge of the Seller Parties, no individual service provider who is currently employed or engaged by the Company is subject to U.S. Taxes.

(d)     Except as set forth on Schedule 3.16(d)-1 of the Seller Disclosure Letter, the Company is not a party to or bound by, and has not at any time been a party to or bound by, any labor agreement or collective bargaining agreement, work rules or practices, or any other labor-related agreement or arrangement with any labor union, labor organization, or works council, which is not applicable to all employees in Israel and/or in the Company’s industry, and to the knowledge of any of the Seller Parties, none of its employees, consultants or contractors are represented by a labor union, labor organization or works council with respect to their employment or provision of services to the Company. No other labor union, labor organization, works council or other collective group of employees, consultants or contractors has made a demand for recognition or certification with respect to the Company and to the knowledge of the Seller Parties, there are no other representation or certification proceedings or applications seeking a representation or certification proceeding pending or threatened in writing to be brought or filed before any Governmental Authority. To the knowledge of the Seller Parties, there are and, prior to the Closing Date, except as set forth on Schedule 3.16(d)-2 of the Seller Disclosure Letter, there have been, no union organizing activities among employees, consultants or contractors to the Company. There is no pending, or to the knowledge of any of the Seller Parties, threatened work stoppage, lockout, labor grievance, arbitration, labor dispute, slowdown or labor strike against or affecting the Company and the Company has not experienced any such work stoppage, lockout, labor grievance, arbitration, labor dispute, slowdown or labor strike within the past three years.

(e)     Schedule 3.16(e) of the Seller Disclosure Letter lists each Company Benefit Arrangement. The term “Company Benefit Arrangement” shall mean each of the following in (A) or (B), which or by which Seller, Parent or the Company sponsors, maintains or contributes to, or with respect to which the Company has any obligation or liability (whether actual or contingent, direct or indirect) to provide compensation or benefits to or for the benefit of any current or former Relevant Service Provider: (A) an outstanding loan to a Relevant Service Employee from the Company (other than advances of wages in the ordinary course of business) and (B) a plan, policy, program, agreement or arrangement which provides any of the following: insurance coverage (including any self-insured arrangements that are clearly identified as such, and any stop-loss insurance policies issued in connection with such self-insured arrangements), vacation or paid-time-off benefits, severance or termination benefits, retention, transaction or change in control compensation or benefits, disability benefits, death benefits, accident benefits, hospitalization benefits, medical benefits, dental benefits, vision care benefits, cafeteria benefits, child/dependent care benefits, sabbatical, pension, supplemental retirement or retirement benefits, deferred compensation, excess benefit, incentive compensation, compensatory equity or equity-based, flex spending benefits, tuition benefits, welfare fringe benefits, terms of employment or engagement, profit-sharing or bonuses or other compensation or benefits.

(f)     Schedule 3.16(f) of the Seller Disclosure Letter describes as relates to any Relevant Service Provider (a) each plan, Contract, scheme, or Company Benefit Arrangement, (each, a “Change in Control Agreement”) (i) pursuant to which any amounts may become payable (whether currently or in the future) as a result of or in connection with the transactions contemplated hereby (whether alone or in combination with another event, contingent or otherwise) or any agreement, document or instrument entered into in connection with such transactions or (ii) which provides for the acceleration or early vesting of any right or benefit or lapse of any restriction as a result of or in connection with such transactions (whether alone or in combination with another event, contingent or otherwise), in each case including any such plan, scheme, Contract, or Company Benefit Arrangement with respect to which such transactions constitute a “trigger” without regard to whether such plan, scheme, Contract, Company Benefit Arrangement is a “single trigger” or “double trigger” plan and (b) a summary of the nature and estimated amounts that may become payable pursuant to each such Change in Control Agreement.

3.17.     No Brokers. The Company is not obligated for the payment of any fees or expenses of any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Share Purchase or any other transaction contemplated by this Agreement. Buyer shall not incur any liability, either directly or indirectly, to any such investment banker, broker, finder or similar party hired by any of the Seller Parties as a result of this Agreement.

3.18.     Insurance. The Company has made available to Buyer all material insurance policies and fidelity bonds relating to the business, equipment, properties, employees, officers or directors, assets and operations of the Company (collectively, the “Insurance Policies”). Each of the Insurance Policies is in full force and effect, all premiums due and payable thereon have been paid when due and the Company is in compliance in with the terms and conditions of the Insurance Policies. To the knowledge of the Seller Parties, the Company has not received any notice regarding any invalidation or cancellation of any Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage. There are no pending claims under any Insurance Policies in respect of which the insurer has issued a notice of denial or a reservation of rights.

3.19.     Environmental Matters.

(a)     The Company is and has been in material compliance with all Environmental Laws including with respect to the properties or facilities owned, leased or occupied by the Company presently or at any time since January 30, 2013 (collectively, “Company Facilities,” such properties or facilities currently owned, leased or occupied by the Company are defined herein as “Company Current Facilities”), which compliance includes the possession by the Company of all permits and other governmental authorizations required under Environmental Laws and compliance with the terms and conditions thereof. No civil, criminal or administrative action, proceeding or investigation is pending against the Company, or, to the knowledge of any Seller Parties, threatened against the Company, with respect to Materials of Environmental Concern or Environmental Laws. As of the Agreement Date and, except for such notices or allegations that are not material to the business of the Company, the Closing Date, the Company has not received any written notice from a Governmental Authority that alleges that the Company is not in compliance with or has any liability under any Environmental Law.

(b)     For purposes of this Section 3.19: (i) “Environmental Law” means any federal, state or local statute, law, regulation, permit, or other Applicable Law relating to pollution or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), or that pertain to the handling, use, manufacturing, processing, storage, disposal, treatment, transportation, discharge, release or threatened release, emission, disposal, distribution, re-use, recycling or other contact or involvement with or of Materials of Environmental Concern, and (ii) “Materials of Environmental Concern” means any material, chemical, compound, substance, mixture or by-product that is identified, defined, designated, listed, restricted or otherwise regulated under Environmental Laws as a “hazardous constituent,” “hazardous substance,” “hazardous material,” “acutely hazardous material,” “extremely hazardous material,” “hazardous waste,” “hazardous waste constituent,” “acutely hazardous waste,” “extremely hazardous waste,” “infectious waste,” “medical waste,” “biomedical waste,” “pollutant,” “toxic pollutant,” “contaminant,” or any other formulation or terminology intended to classify or identify substances, constituents, materials or wastes by reason of properties that are deleterious to the environment, natural resources, worker health and safety, or public health and safety, including ignitability, corrosivity, reactivity, carcinogenicity, toxicity and reproductive toxicity.

3.20.     Anti-Corruption Matters.

(a)     Neither the Company, nor, to the knowledge of the Seller Parties, any director, officer, employee, agent or representative of the Company (i) has offered, authorized, made, paid or received (whether previously or agreed to do so in the future), directly or indirectly, any bribes, kickbacks or other similar payments or offers or transfers of value in connection with obtaining or retaining business or to secure an improper advantage to or from any Person in violation of any Applicable Law.

(b)     No contributions have been made by the Company, directly or indirectly, to a domestic or foreign political party or candidate in violation of any anti-corruption and anti-bribery law.

(c)     Neither the Company nor, to the knowledge of the Seller Parties, any director, officer, employee, agent or representative of the Company is currently being, or has been since January 30, 2013, investigated by any Governmental Authority with respect to, or been given written notice by a Governmental Authority of, any potential violation of any anti-corruption and anti-bribery law.

3.21.     Bank Accounts. Schedule 3.21 of the Seller Disclosure Letter sets forth a true, complete and correct list of the name of each bank, safe deposit company or other financial institution in which the Company has an account, lock box, safe deposit box, overdraft facilities, borrowing arrangements and certificates of deposit, and the names of all Persons authorized to sign on behalf of the Company or to draw thereon or have access thereto.

3.22.     Significant Customers and Suppliers.

(a)     The Company does not have any outstanding disputes involving amounts equal to or greater than $15,000 concerning its products and/or services with any customer or distributor who, in the previous twelve months, was one of the 10 largest sources of revenues for the Company, based on amounts paid or payable (each, a “Significant Customer”). Each Significant Customer is listed on Schedule 3.22(a) of the Seller Disclosure Letter. The Company has not received any information from any Significant Customer that such customer shall not continue as a customer of the Company (or Buyer) after the Closing or that such customer intends to terminate or materially modify existing Contracts with the Company.

(b)     The Company does not have any outstanding disputes involving amounts equal to or greater than $15,000 concerning products and/or services provided by any supplier who, in the previous twelve months ended, was one of the 10 largest suppliers of products and/or services to the Company, based on amounts paid or payable (each, a “Significant Supplier”). Each Significant Supplier is listed on Schedule 3.22(b) of the Seller Disclosure Letter. The Company has not received any information from any Significant Supplier that such supplier intends to terminate or materially modify existing Contracts with the Company.

3.23.     Transactions with Affiliates; Intercompany Contracts; Shared Contracts.

(a)     Schedule 3.23(a) of the Seller Disclosure Letter sets forth a true, correct and complete list of all Contracts between the Company, on the one hand, and Seller, Parent or any of their respective Affiliates, on the other hand (the “Intercompany Contracts”).

(b)     Schedule 3.23(b) of the Seller Disclosure Letter sets forth a true, correct and complete list of all Contracts between Seller, Parent or any of their respective Affiliates, on the one hand, and any third Person, on the other hand, under which the Company receives products and services that are material to the Company Business (the “Shared Contracts”).

3.24.     Operation of the Company. Except as set forth in Schedule 3.24 of the Seller Disclosure Letter, since December 31, 2017 through the date of this Agreement, the Company has (a) conducted its business in a reasonable and prudent manner and (b) conducted its business in compliance with all applicable laws and regulations.

3.25.     Confidentiality Obligations; Data Privacy.

(a)     The conduct of the Company’s business as presently conducted and presently proposed to be conducted by the Company does not violate or conflict with a material obligation of confidentiality or use to any other Person by contract or under any Applicable Laws.

(b)     The Company does not transmit any personal or non-public data of its employees, customers, partners, distributors, resellers or its end users across country borders and all such data is processed by the Company exclusively in data centers located in the same country as the data owner.

(c)     Section 3.25(c) of the Seller Disclosure Letter lists each privacy policy of the Company, if any, in effect at any time and identifies: (i) the period of time during which such privacy policy was or has been in effect; (ii) whether the terms of a later privacy policy apply to the data or information collected under such privacy policy; and (iii) if applicable, the mechanism (such as opt-in, opt-out or notice only) used to apply a later privacy policy to data or information previously collected under such privacy policy. Each privacy policy of the Company, if any (i) is displayed on or in connection with the applicable web site of offering, (ii) states that Personal Data may be transferred in a merger, acquisition, reorganization, or sale of assets, (iii) prominently states that Personal Data may be transferred to the United States, the State of Israel and otherwise outside the country of collection, for processing, and (iv) states that sensitive personal information is not collected automatically by any website or offering, though users may voluntarily provide such information. Except as set forth in Section 3.25(c) of the Seller Disclosure Letter, the Company requires, and has required, each service provider and all individuals whose Personal Data is used, collected, stored or transferred to agree and consent to the applicable privacy policy, if any. The Company and, in connection with activities relating to the Company, any third party acting on the Company’s behalf, and all products, services and offerings of the Company, have complied in all material respects at all times with all of Company’s applicable privacy policies and the legal requirements pertaining to privacy, Personal Data, data security, and spyware (including the Israeli Privacy Protection Law, 1981 and related regulations, directives and guidelines issued by the Israeli Privacy Protection Authority) (“Data Protection Requirements”). Personal Data can be used by Buyer and its Affiliates after the Closing in the manner presently used by the Company and as currently proposed by the Company to be used by the Company without violating Data Protection Requirements or Applicable Law, and neither the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement nor the consummation of any of the transactions contemplated by this Agreement or any such other agreements will result in any violation of any Data Protection Requirement or any Applicable Law pertaining to privacy, Personal Data, data security or spyware.

(d)     The Company has implemented and maintained administrative, technical and physical safeguards, security protocols and other measures that are, in light of the nature of the Company Business, (a) adequate to protect, from unauthorized access, use, modification or disclosure, the computers, networks, software and systems that the Company use to store, process or transmit Company IP, Personal Data or any other proprietary information collected or stored by the Company, (b) adequate to ensure against any reasonably foreseeable threats to the security, integrity or confidentiality of Company IP, Personal Data or such proprietary information and (c) compliant with Applicable Law.

(e)     There have been no unauthorized intrusions, uses, accesses or modifications, breaches of security, outages, interruptions, corruptions, or similar events impacting the Company’s computers, networks, software and systems (including all Personal Data stored therein or transmitted thereby).

Article 4
Representations and Warranties of Seller

Seller hereby represents and warrants to Buyer as of the Agreement Date and the Closing Date, as follows:

4.1.     Organization and Good Standing. Seller is a corporation, duly organized, validly existing and in good standing under the laws of Singapore. Seller is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not individually or in the aggregate (i) be material to Seller’s ability to consummate the Share Purchase or to perform its obligations under this Agreement, or (ii) hinder, impair or delay the consummation of the transactions contemplated by this Agreement.

4.2.     Power, Authorization and Validity.

(a)     Power and Authority. Seller has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and to consummate the Share Purchase, and perform its obligations contemplated hereby. The execution, delivery and performance by Seller of this Agreement and all other agreements, transactions and actions contemplated hereby have been duly and validly approved and authorized by all necessary action on the part of Seller and do not require any further authorization, action or consent of Seller.

(b)     No Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is necessary or required to be made or obtained by Seller to execute and deliver, enter into, and perform its obligations under this Agreement or to consummate the Share Purchase, except for such consents, approvals, orders, authorizations, registrations, declarations and filings, if any, that if not made or obtained by Seller would not (i) be material to Seller’s ability to consummate the Share Purchase or to perform its obligations under this Agreement, or (ii) hinder, impair or materially delay the consummation of the transactions contemplated by this Agreement.

(c)     Enforceability. This Agreement is or when executed by Seller shall be, legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, in each case, except as such enforceability may be limited (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

4.3.     No Conflict. Neither the execution and delivery of this Agreement by Seller, nor the consummation of the Share Purchase or any other transaction contemplated hereby or thereby, shall violate, contravene or conflict with or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of, or constitute a default under: (a) any provision of the certificate of incorporation or other organizational documents of Seller; (b) any Applicable Law or Order applicable to Seller or any of its assets or properties; or (c) any Contract to which Seller is a party or bound or by which Seller or any of its material assets or properties are bound, except in the cases of clauses (b) and (c) where such conflict, termination, breach, impairment, violation or default would not (i) be material to Seller’s ability to consummate the Share Purchase or to perform its obligations under this Agreement, or (ii) hinder, impair or materially delay the consummation of the transactions contemplated by this Agreement.

4.4.     Title. Seller is the legal and beneficial owner of all of the issued and outstanding Company Shares, free and clear of all Encumbrances (other than Permitted Encumbrances). Upon the consummation of the transaction contemplated by this Agreement, Buyer will have valid title to the Company Shares, free and clear of all Encumbrances (other than Encumbrances created by Buyer).

4.5.     No Brokers. Seller is not obligated for the payment of any fees or expenses of any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Share Purchase or any other transaction contemplated by this Agreement. Buyer shall not incur any liability, either directly or indirectly, to any such investment banker, broker, finder or similar party as a result of this Agreement or the consummation of the transactions contemplated herein.

4.6.     Representations. Seller acknowledges that Buyer has not made or is making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article 5 (provided that nothing in this Section 4.6 shall limit any right or remedy of Seller in the event of fraud, intentional misrepresentation or Willful Breach).

4.7.     Tax Withholding Information. All information provided or to be provided to Buyer by or on behalf of Seller for purposes of enabling Buyer to determine the amount to be deducted or withheld, if any, from the consideration payable to Seller pursuant to this Agreement under any Legal Requirement applicable to Seller is and will be true, accurate and complete.

Article 5
Representations and Warranties of Buyer

Buyer hereby represents and warrants to Seller as of the Agreement Date and as of the Closing Date, as follows:

5.1.     Organization and Good Standing. Buyer is a company duly organized, validly existing and in good standing under the laws of the Cayman Islands and has the power and authority to own, operate, license and lease its properties and to carry on its business as now conducted. Buyer is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, licensed, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not individually or in the aggregate (i) be material to Buyer’s ability to consummate the Share Purchase or to perform their respective obligations under this Agreement, or (ii) materially hinder, impair or delay the consummation of Share Purchase.

5.2.     Power, Authorization and Validity.

(a)     Power and Authority. Buyer has all requisite corporate or other organizational power and authority to enter into, execute, deliver and perform its obligations under this Agreement and to consummate the Share Purchase, and perform its obligations contemplated hereby. The execution, delivery and performance by Buyer of this Agreement and all other agreements, transactions and actions contemplated hereby have been duly and validly approved and authorized by all necessary corporate action on the part of Buyer.

(b)     No Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is necessary or required to be made or obtained by Buyer to execute and deliver, enter into, and perform its obligations under this Agreement to consummate the Share Purchase, except for such consents, approvals, orders, authorizations, registrations, declarations and filings, if any, that if not made or obtained by Buyer would not (i) be material to Buyer’s ability to consummate the Share Purchase or to perform its obligations under this Agreement, or (ii) hinder, impair or materially delay the consummation of Share Purchase, or to perform its obligations under this Agreement.

(c)     Enforceability. This Agreement has been duly executed and delivered by Buyer. This Agreement is, or when executed by Buyer, shall be, legal, valid and binding obligations of Buyer, enforceable against Buyer, in accordance with their respective terms, in each case, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

5.3.     No Conflict. Neither the execution and delivery of this Agreement, nor the consummation of the Share Purchase or any other transaction contemplated hereby or thereby, shall violate, contravene, conflict with or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of, or constitute a default under: (a) any provision of the certificate of incorporation of Buyer, as currently in effect; (b) any Applicable Law applicable to Buyer or any of its assets or properties; or (c) any Contract to which Buyer is a party or bound or by which Buyer or any of its material assets or properties are bound, except in the cases of clauses (b) and (c) where such conflict, termination, breach, impairment, violation or default would not (i) be material to Buyer’s ability to consummate the Share Purchase or to perform its obligations under this Agreement, (ii) hinder, impair or materially delay the consummation of Share Purchase and the other transactions contemplated by this Agreement.

5.4.     No Legal Proceedings Challenging the Transactions. As of the date hereof, there is no pending Action, and, to Buyer’s knowledge, no Person has threatened to commence any Action against Buyer that challenges, or that would reasonably be expected to have the effect of making illegal, restraining, enjoining or otherwise prohibiting or preventing the Share Purchase and the transactions contemplated thereby. To Buyer’s knowledge, there is no Order in effect that would materially impair the ability of Buyer to consummate the transactions contemplated by this Agreement.

5.5.     Sufficiency of Funds. Buyer has sufficient funds to consummate the transactions contemplated by this Agreement, including causing Buyer to make payment in full of the amounts payable by Buyer pursuant to this Agreement.

5.6.     Representations. Buyer acknowledges that Seller has not made and is not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article 3 and Article 4, the Seller Disclosure Letter, and the Seller Closing Certificates (provided that nothing in this Section 5.6 shall limit any right or remedy of Seller in the event of fraud, intentional misrepresentation or Willful Breach).

Article 6
Parent and Seller Covenants

Parent and Seller covenant and agree with Buyer as follows:

6.1.     No Solicitation of Transactions.

(a)     Parent and Seller will not, and will cause the Company not to, allow any of Parent’s or Seller’s, or the Company’s, directors, officers, employees, control Affiliates, agents or any investment banker, attorney or other advisor or representative retained by any of them (all of the foregoing collectively being the “Representatives”) to, directly or indirectly, (i) solicit, initiate, knowingly encourage, entertain, discuss, negotiate or consider the merits of, an Acquisition Proposal, or (ii) make available to any Person (other than Buyer) any non-public information with respect to an Acquisition Proposal. Parent and Seller will, and will direct the Company and its Representatives to, immediately cease any and all existing negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, the provisions of this Section 6.1 shall not apply to, limit or restrict in any way, (i) Parent’s performance of its obligations set forth in, and the consummation of the transactions contemplated by, that certain Agreement and Plan of Merger dated December 7, 2017 by and between Parent, Silicon Laboratories Inc. (“Silicon Labs”) and Seguin Merger Subsidiary, Inc. (the “Merger Agreement”), and (ii) the exercise by Parent’s Board of Directors of its fiduciary duties and any actions taken by Parent’s and its officers, directors and other representatives at the direction of Parent’s Board of Directors pursuant to and in accordance with the terms of the Merger Agreement, including Section 5.6 thereof. The parties acknowledge and agree that the Company and Parent shall be free to share with Silicon Labs and its representatives (and any other third party and its representatives with whom the Company is entitled to engage with subject to and in accordance with Section 5.6 of the Merger Agreement) confidential information regarding the status of negotiations and the proposed terms and negotiations amongst the Company, Parent and Buyer.

(b)     Parent and Seller shall promptly (and in any event within 24 hours) notify Buyer after receipt by any of the Seller Parties (or, to the knowledge of any of the Seller Parties, by any of the Representatives of the Company), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal, (iv) any request for information relating to the purchase of the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Buyer that would reasonably be expected to lead to an Acquisition Proposal or (v) any discussions or negotiations are sought to be initiated or continued with any of the Seller Parties or any of their Representatives that would reasonably be expected to lead to an Acquisition Proposal. Such notice shall describe (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements or other correspondence, or, if no such written materials are available, a written description of such request, proposal or offer), and thereafter Seller shall keep Buyer fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Buyer a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing.

6.2.     Advice of Changes. Seller shall promptly and within three (3) Business Days advise Buyer in writing of (i) any events, circumstances and facts occurring subsequent to the Agreement Date that would render any representation or warranty of Seller contained in Article 3 and Article 4 untrue or inaccurate such that the condition set forth in Section 10.1 would not be satisfied, (ii) any breach of any covenant or obligation of Seller pursuant to this Agreement such that the condition set forth in Section 10.2 would not be satisfied (iii) any Material Adverse Effect on the Company or (iv) any change, event, circumstance, condition or effect that would reasonably be expected to cause any of the other conditions set forth in Article 10 not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.2 shall not be deemed to amend or supplement Seller Disclosure Letter or to prevent or cure any breach or to affect the rights of Buyer under Article 12.

6.3.     Maintenance of Business. Except (i) with Buyer’s prior written consent, (ii) as specifically set forth in Schedule 6.3 of the Seller Disclosure Letter, (iii) as specifically contemplated by the express terms of this Agreement or (iv) as required by Applicable Law (following written notification to Buyer), Parent and Seller: (a) shall cause the Company to: (i) maintain its corporate existence, (ii) carry on Company Business in the ordinary course consistent with past practice, and (iii) exercise commercially reasonable efforts to preserve intact the Company Business, and (b) shall not do, allow, cause or permit any of the following actions to occur with respect to the Company:

(a)     amend the Company Organizational documents;

(b)     issue, sell, create or authorize any capital stock of the Company of any class or series or any other of its securities, or issue, grant or create any warrants, obligations, subscriptions, options, convertible securities, or other commitments to issue capital stock of the Company or any securities that are potentially exchangeable for, or convertible into capital stock of the Company;

(c)     (i) pay any bonus, increased salary, severance, gift or special remuneration to any Relevant Service Provider, (ii) amend or enter into any employment, consulting, contracting or similar Contract with any such Relevant Service Provider, (iii) adopt any plan or arrangement to provide compensation or benefits to any current or former employee, or amend or terminate any Company Benefit Arrangements (except in each case as required under ERISA, the Code, Applicable Law or this Agreement), or (iv) materially amend or modify any deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder;

(d)     incur any Debt or guarantee any such Debt of another Person or issue or sell any debt securities or guarantee any debt securities of another Person;

(e)     place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its assets or properties;

(f)     (i) lend any money, other than reasonable and normal advances to employees for bona fide expenses that are incurred in the ordinary course of business consistent with its past practices (provided that no proceeds of any such advances are used directly or indirectly to purchase any securities of the Company), (ii) make any investments in or capital contributions to, any Person, or (iii) forgive or discharge in whole or in part any outstanding loans or advances;

(g)     sell, lease, license, transfer or dispose of any of the Company’s assets that are material to the Company Business (except for sales of Company Products or Services in the ordinary course of business substantially in the form of the Standard Sales Agreement);

(h)     enter into any Company Material Contract (other than for sales and nonexclusive licenses of Company Products in the ordinary course of business), violate, terminate, amend or otherwise modify or waive any of the material terms of any Company Material Contract, or enter into any material transaction or take any other action not in the ordinary course of business;

(i)     license any of its Technology or Intellectual Property (except for nonexclusive licenses granted in the ordinary course of business), or acquire any Intellectual Property (or any license thereto) from any third party (other than Off the Shelf Software);

(j)     (i) pay, discharge or satisfy, in an amount in excess of $100,000 in any one case, any Liability arising otherwise than in the ordinary course of business, other than (1) the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Company Balance Sheet and (2) the payment, discharge or satisfaction of any Debt of the Company, or (ii) make any capital expenditures, capital additions or capital improvements in an amount in excess of $100,000;

(k)     materially change the manner in which it extends warranties, discounts or credits to customers;

(l)     terminate, waive or release any material right or claim;

(m)     (i) initiate any Action (other than for the routine collection of bills) or (ii) settle or agree to settle any Action;

(n)     change any of its accounting methods, except as required by GAAP;

(o)     merge, consolidate or reorganize with, acquire, or enter into any other business combination with any Person, acquire a substantial portion of the assets of any such Person, or enter into any negotiations, discussions or agreement for such purpose;

(p)     engage, retain or enter into any Contract with any investment banker or broker related to or in connection with the transactions contemplated by this Agreement;

(q)     materially change any insurance coverage;

(r)     amend any privacy policy, or publish any new privacy policy;

(s)     (i) make or change any material Tax election that would affect the Company after the Closing, (ii) amend any Tax Return that is filed by the Company on a separate basis, (iii) settle or compromise any tax liability or refund claim by or on behalf of the Company, (iv) waive or extend the statute of limitations in respect of the assessment or collection of any taxes of the Company; or (v) apply for, negotiate or receive a Tax ruling or pre-ruling on its own behalf or on behalf of the Seller relating to the Company;

(t)     apply for or receive any new Government Grants or any additional money, grants, incentives, exemptions and subsidies under existing Government Grants; or

(u)     (i) agree to do any of the things described in the preceding clauses (a)-(t), or (ii) take or agree to take any action which could reasonably be expected to render any of the Company’s representations or warranties contained in this Agreement untrue or inaccurate such that the condition set forth in Section 10.1 of this Agreement would not be satisfied.

For purposes of this Section 6.3, “Company Material Contract” includes any Contract arising subsequent to the Agreement Date that would have been required to be listed on the Seller Disclosure Letter pursuant to Section 3.12 or Section 3.13 of this Agreement had such Contract been in effect on the Agreement Date.

6.4.     No Encumbrances. Prior to the Closing, Seller shall obtain and effect the full release and discharge, effective at or prior to the Closing, of any and all Encumbrances on the Company Shares.

6.5.     Necessary Consents. Seller shall, and shall cause Company to, use commercially reasonable efforts to obtain all such consents and authorizations of third parties, give notices to third parties and take such other commercially reasonable actions as may be necessary to effect the consummation of the Share Purchase and the other transactions contemplated by this Agreement or necessary to the Company to continue to carry on the Company Business (including to keep in effect and avoid the breach, violation of or termination of any Company Material Contract), provided that no such Company Material Contract shall be amended nor any right thereunder be waived in writing in connection with obtaining such consents without the prior written consent of Buyer (not to be unreasonably withheld, delayed or denied).

6.6.     Litigation Matter. Seller shall notify Buyer in writing promptly after learning of any Action initiated by or against the Company, or known to be threatened in writing against the Company or any of its directors, officers or employees in their capacity as such.

6.7.     Access to Information; Consultation. Subject to the last two sentences of this Section 6.7, from the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, upon reasonable written prior notice, Seller and the Company shall (i) give to Buyer, its counsel, financial advisors, auditors and other authorized Representatives reasonable access during normal business hours to the offices, properties, books and records of the Company, (ii) furnish to Buyer, its counsel, financial advisors, auditors and other authorized Representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized Representatives to cooperate with Buyer in its investigation of the Company. Any investigation pursuant to this Section 6.7 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company. Notwithstanding the foregoing provisions of this Section 6.7, in the event that Seller, the Company or its Representatives would otherwise be required by the foregoing provisions of this Section 6.7 to furnish any person with, or to provide access to any person to, information about the Company where such access to information would reasonably be expected to involve the waiver of any attorney-client privilege, Seller shall notify Buyer of such, and the parties will coordinate with each other in good faith such that the provision of any such information or access to information does not result in a waiver of attorney-client privilege.

6.8.     Notices to Employees. Seller shall cause the Company to give all notices and other information required to be given to the Relevant Service Providers, and any applicable Governmental Authority pursuant to Applicable Law in connection with the transactions contemplated by this Agreement or other applicable Contracts.

6.9.     Satisfaction of Conditions Precedent. Seller shall use its commercially reasonable efforts to satisfy or cause to be satisfied all the conditions precedent set forth in Article 10 as promptly as practicable, and Seller shall use commercially reasonable efforts to cause the Share Purchase and the other transactions contemplated by this Agreement to be consummated in accordance with the terms of this Agreement.

6.10.     Intercompany Arrangements. Notwithstanding anything herein to the contrary, it is understood and agreed as follows:

(a)     Prior to the Closing, Seller shall, and shall cause the Company to, cause any Debt of the Company (other than Company Intercompany Liabilities) to be repaid and/or assumed by Seller or its Affiliates, such that the Company Closing Debt will be as close to zero as reasonably practicable.

(b)     Prior to the Closing, Seller shall, and shall cause the Company to, cause the Company Intercompany Liabilities to be extinguished in their entirety (including through a reasonably required dividend or capital contribution).

(c)     Prior to the Closing, Seller shall, and shall cause the Company to, cause the Company Intercompany Assets to be extinguished in their entirety (including through a reasonably required dividend or capital contribution).

(d)     Prior to the Closing, Seller shall, and shall cause the Company to, either, as determined in the Seller’s sole discretion: (i) if an exemption has been granted pursuant to the Distribution Withholding Tax Application, to promptly distribute the Excess Company Closing Cash in accordance with any instruction provided by the ITA or agreement reached with the ITA with respect to the Distribution Withholding Tax Application; or (ii) if an exemption has not yet been granted pursuant to the Distribution Withholding Tax Application, to distribute the Excess Company Closing Cash into an escrow account in accordance with Applicable Law to be held by an escrow agent that Seller elects in its sole discretion subject to an escrow agreement; provided that (1) any such escrow arrangement and escrow agreement shall not permit the distribution of any Excess Company Closing Cash at any time to Buyer, the Company, or any person other than Seller or the ITA; (2) the ITA shall have confirmed in writing that the transfer of the Excess Company Closing Cash to the escrow agent is not subject to withholding tax; and (3) the Seller shall bear all costs and expenses of the escrow agent and escrow arrangements. In any event where any part of the Excess Company Closing Cash is paid to the ITA and not to Seller, whether by the Company in accordance with any instruction provided by the ITA or agreement reached with the ITA with respect to the Distribution Withholding Tax Application, or by an escrow agent, Seller shall have the right, at Seller’s sole discretion and sole expense, to seek any remedy against the ITA to refund/claim such amount to be paid to Seller; Buyer and the Company shall cooperate fully with Seller to the extent their assistance and cooperation is required for such claim.

6.11.     Non-Competition and Non-Solicitation.

(a)     As a material inducement and consideration for Buyer to enter into this Agreement, for a period of two years following the Closing Date (the “Restricted Period”), Parent and Seller agree that each will not, and it will not permit any of its Subsidiaries to, compete with the Company Business as presently conducted or as presently proposed to be conducted (“Restricted Business”) anywhere in the world (the “Restricted Territory”).

(b)     As a material inducement and consideration for each party to enter into this Agreement, each party agrees that, during the Restricted Period, each such party shall not, and each such party shall not permit any of its Subsidiaries to, within the Restricted Territory, directly or indirectly solicit or attempt to solicit any employees or consultants of the other party or any of its Subsidiaries (including the Company following the Closing) (“Disallowed Workers”). However, this Section 6.11 will not prevent either party from making generalized searches for employees or service providers by causing to be placed any general advertisement or similar notices in media and in other forms directed to the general public (including newspapers, television, radio and Internet job boards), provided that such searches are not targeted specifically at the other party’s Disallowed Workers.

(c)     Each of the parties hereto agree that the duration and geographic scope of the non-compete and the non-solicitation provisions set forth in this Section 6.11 are reasonable. If any covenant in this Section 6.11 is held to be invalid, illegal or unenforceable by any court of competent jurisdiction or any other Governmental Authority, it is agreed and understood that such covenant will not be voided but rather will be construed to impose limitations upon the activities of Seller that are no greater than allowable under then applicable laws. In the event of a breach of any of the covenants set forth in this Section 6.11, either party will be entitled to an injunction against the other party and any of the other party’s Subsidiaries restraining such breach in addition to any other remedies provided by law or equity. In addition, in the event of any such breach, in addition to any such remedies, the Restricted Period for the breaching party as it applies to a non-breaching party shall be automatically extended by a number of days equal to the total number of days in the period from the date on which such breach shall have first occurred through the date as of which such breach shall have been fully cured, provided, however that such non-breaching party shall have notified the breaching party of any such breach within fifteen days after of such non-breaching party reasonably believes a breach has occurred.

6.12.     Employee Benefit Matters. Parent and Seller hereby consent to the continued employment of the Relevant Service Providers by the Company (or Buyer or a subsidiary or other Affiliate of Buyer) as employees or independent contractors and waives, with respect to the employment or engagement by the Company (or Buyer or a subsidiary or other Affiliate of Buyer) of such Relevant Service Providers, any claims or rights Parent or Seller may have against the Company (or Buyer or a subsidiary or other Affiliate of Buyer) or any such Relevant Service Providers under any non-competition or non-solicitation, or as applicable solely to the Company Business (and not Seller’s other business not contemplated to transfer hereunder), any confidentiality, employment, or consulting agreement, to the extent such Continuing Service Provider will perform services for Buyer (or a subsidiary or other Affiliate of Buyer, including the Company).

Article 7
Buyer Covenants

Buyer covenants and agrees with Seller as follows:

7.1.     Advice of Changes. Buyer shall promptly advise Seller in writing of (a) any events, circumstances and facts occurring subsequent to the Agreement Date that would render any representation or warranty of Buyer contained in Article 5 untrue or inaccurate such that the condition set forth in Section 9.1 would not be satisfied, (b) any breach of any covenant or obligation of Buyer pursuant to this Agreement such that the condition set forth in Section 9.2 would not be satisfied or (c) any change, event, circumstance, condition or effect that would reasonably be expected to cause any of the other conditions set forth in Article 9 not to be satisfied.

7.2.     Satisfaction of Conditions Precedent. Buyer shall use its commercially reasonable efforts to satisfy or cause to be satisfied all of the conditions precedent that are set forth in Article 9 as promptly as practicable, and Buyer shall use its commercially reasonable efforts to cause the Share Purchase and the other transactions contemplated by this Agreement to be consummated in accordance with the terms of this Agreement.

7.3.     Employee Benefit Matters.

(a)     Buyer shall cause the Company to retain each Relevant Service Provider who is an employee or contractor of the Company immediately prior to the Closing (each, a “Continuing Service Provider”).

(b)     During the one-year period following the Closing (or, if earlier, the date of termination of employment of the relevant Continuing Service Provider), Buyer shall cause the Company to provide each Continuing Service Provider with cash compensation and benefits consistent with Buyer’s policies and, for such period, the cash compensation to be paid to Continuing Service Providers shall be no less than the cash compensation of such employees as in effect prior to the Closing.

(c)     Buyer further agrees that, from and after the Closing Date, Buyer shall and shall cause any Affiliate of Buyer to grant all of its Continuing Service Providers credit for any service with the Company or its affiliate or predecessor earned prior to the Closing Date for eligibility and vesting purposes under each benefit plan offered to Continuing Service Providers following the Closing, provided that such service credit does not result in duplication of benefits for the same period of service. In addition, Buyer shall use commercially reasonable efforts (which, for clarity, shall not require Buyer to amend or adopt any benefit programs or pre-existing benefit plans) to cause any deductible, co-insurance and covered out-of-pocket expenses paid on or before the Closing Date by any employee (or covered dependent thereof) of the Company to be taken into account for purposes of satisfying the corresponding deductible, co-insurance and maximum out of pocket provisions after the Closing Date under any applicable Company Benefit Arrangement that may be established or maintained by Buyer or any Affiliate of Buyer after the Closing in the year of initial participation.

(d)     Notwithstanding anything to the contrary set forth in this Agreement, this Section 7.3 will not be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Buyer, the Company or any entities controlled by or under common control with Buyer or the Company to terminate any Continuing Service Provider at any time and for any reason; (ii) subject to the limitations and requirements specifically set forth in this Section 7.3, require Buyer, the Company or any entities controlled by or under common control with Buyer or the Company to continue any Company Benefit Arrangement or prevent the amendment, modification or termination thereof after the Closing Date; (iii) create any third party beneficiary rights in any Person; or (iv) establish, amend or modify any benefit plan, program, agreement or arrangement, of Buyer or the Company. No provision of this Section 7.3 shall be construed to create any right to any compensation or benefits on the part of any Continuing Service Provider or other future, present or former employee of Buyer, Company or the entities controlled by or under common control with Buyer or the Company. No Person other than Parent or the Seller shall have the right to enforce the provisions under this Section 7.3.

7.4.     U.S. Tax Election. Buyer shall not make an election under Section 338(g) of the Code with respect to the purchase and sale of the Company Shares pursuant to this Agreement without the advance written consent of Seller, which consent may be withheld in Seller’s sole and absolute discretion.

Article 8
Regulatory Approvals

8.1.     Regulatory Approvals.

(a)     Each of Buyer (and its Affiliates, if applicable), on the one hand, and Seller, on the other hand, shall file Pre-Closing or Post-Closing notification filings, forms and submissions with any other Governmental Authority that Buyer reasonably elects, and the Company will submit the OCS Notice as soon as practicable following notice from Buyer or Seller, as applicable.

(b)     Each of Buyer, Parent and Seller shall, to the extent permitted by Applicable Law and not prohibited by the applicable Governmental Authority, and subject to all applicable privileges or business confidentiality, including the attorney-client privilege, with respect to the filings described in Section 8.1(a):

(i)     cooperate and coordinate with the other in the making of such filings (including providing copies, or portions thereof, of all such documents to the other parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation, request or other inquiry of any Governmental Authority under any Applicable Law or Orders with respect to any such filing, in each case, for the avoidance of doubt, in connection with the transactions contemplated by this Agreement;

(ii)     supply the other party (or its outside counsel) with any information that may be required or requested by any Governmental Authority in order to make such filings;

(iii)     supply any additional information that reasonably may be required or requested by the Governmental Authorities of any applicable jurisdiction in which any such filing is made under any other Applicable Law; and

(iv)     use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to obtain any required Consents under any Antitrust Laws applicable to the Share Purchase as soon as reasonably practicable, and prepare and file the OCS Notice as required by the OCS.

(c)     Each of Buyer (and its Affiliates, if applicable), on the one hand, and Seller, on the other hand, shall promptly inform the other of any material communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party.

Article 9
Conditions to Obligations of Seller

Seller’s obligations to consummate the Share Purchase and take the other actions required to be taken by Seller at the Closing are subject to the fulfillment or satisfaction as of the Closing, of each of the following conditions on or before the Closing Date (it being understood that any one or more of the following conditions may be waived by Seller in a writing signed on behalf of Seller):

9.1.     Accuracy of Representations and Warranties. The representations and warranties of Buyer set forth in Article 5 (a) that are qualified as to materiality shall be true and correct and (b) that are not qualified as to materiality shall be true and correct in all material respects, in each case on and as of the Agreement Date and, except as such failure to be true and correct would not reasonably be expected to have a Material Adverse Effect on and as of the Closing Date with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties that are qualified as to materiality shall be true and correct, and such representations and warranties that are not qualified as to materiality shall be true and correct in all material respects, on and as of such specified date or dates), and at the Closing, Seller shall have received a certificate to such effect executed by an officer of Buyer.

9.2.     Covenants. Buyer shall have performed and complied in all material respects with its covenants contained in Article 7 on or before the Closing (to the extent that such covenants require performance by Buyer, as applicable, on or before the Closing), and at the Closing, Seller shall have received a certificate to such effect executed by an officer of Buyer.

9.3.     Compliance with Law; No Legal Restraints. There shall not be issued, enacted or adopted by any Governmental Authority of competent jurisdiction or any statute, regulation, enactment, Order or Action (whether temporary, preliminary or permanent) that prohibits or renders illegal the Share Purchase or the consummation of the transactions contemplated by this Agreement.

9.4.     Government Consents. There shall have been obtained at or prior to the Closing Date such permits or authorizations, and there shall have been taken all such other actions by any Governmental Authority or other regulatory authority having competent jurisdiction over the parties and the actions herein proposed to be taken, as may be required to lawfully consummate the Share Purchase and the transactions contemplated by this Agreement.

9.5.     Excess Company Closing Cash. At or prior to the Closing Date, either (i) an exemption shall have been granted pursuant to the Distribution Withholding Tax Application and the Excess Company Closing Cash shall have been distributed in accordance with any instruction provided by the ITA or agreement reached with the ITA with respect to the Distribution Withholding Tax Application, or (ii) the Excess Company Closing Cash shall have been distributed to an escrow account in accordance with Section 6.10(d).

Article 10
Conditions to Obligations of Buyer

Buyer’s obligations to consummate the Share Purchase and take the other actions required to be taken by it at the Closing are subject to the fulfillment or satisfaction, as of the Closing, of each of the following conditions on or before the Closing Date (it being understood that any one or more of the following conditions may be waived by Buyer in a writing signed by Buyer and that any such waiver shall not affect any rights to indemnification or any remedy hereunder):

10.1.     Accuracy of Representations and Warranties. The representations and warranties of Parent and Seller set forth in Article 3 and Article 4, (a) that are qualified as to materiality shall be true and correct and (b) that are not qualified as to materiality shall be true and correct in all material respects, in each case on and as of the Agreement Date and, except as such failure to be true and correct would not reasonably be expected to have a Material Adverse Effect on and as of the Closing Date with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties that are qualified as to materiality shall be true and correct, and such representations and warranties that are not qualified as to materiality shall be true and correct in all material respects, on and as of such specified date or dates), and at the Closing Buyer shall have received a certificate to such effect executed by an officer of Seller.

10.2.     Covenants. Parent and Seller shall have performed and complied in all material respects with its covenants contained in Article 6 at or before the Closing (to the extent that such covenants require performance by Seller at or before the Closing), and at the Closing Buyer shall have received a certificate to such effect executed by an officer of Seller.

10.3.     No Material Adverse Effect. There shall not have been any Material Adverse Effect on the Company as of the Closing.

10.4.     Compliance with Law; No Legal Restraints. There shall not be issued, enacted or adopted by any Governmental Authority of competent jurisdiction any statute, regulation, enactment or Order or Action (whether temporary, preliminary or permanent) that prohibits or renders illegal the Share Purchase or the consummation of the transactions contemplated by this Agreement.

10.5.     Government Consents. There shall have been obtained at or prior to the Closing Date such permits or authorizations, and there shall have been taken all such other actions by any Governmental Authority or other regulatory authority having competent jurisdiction over the parties and the actions herein proposed to be taken, as may be required to consummate the Share Purchase and the transactions contemplated by this Agreement.

10.6.     Resignations of Directors and Officers. The persons holding the positions of a director or officer, as applicable, of the Company in office immediately prior to the Closing shall have resigned from such positions in writing effective as of the Closing and such persons as selected by Buyer shall be appointed as the directors or officers, as applicable, of the Company effective as of the Closing (such resignations and new appointments, the “Board Change”).

10.7.     Intercompany Liabilities. Seller shall provide reasonably satisfactory evidence to Buyer that the Company Intercompany Liabilities have been extinguished in their entirety.

10.8.     Company Closing Financial Certificate. Seller shall have delivered to Buyer a duly authorized and executed Company Closing Financial Certificate dated as of the Closing Date and certifying the calculations set forth therein.

10.9.     Certain Agreements. The Company shall have delivered to Buyer the executed agreements listed in Schedule 10.9, in each case substantially in the forms previously delivered to and approved by Buyer prior to the date of this Agreement and such agreements shall (i) have been properly assigned pursuant to their terms to (1) the Company, (2) the Buyer, or (3) an Affiliate of Buyer, as determined by Buyer in its sole discretion, and (ii) continue to be in full force and effect.

10.10.     Continuing Service Providers. The Company shall have delivered to Buyer acknowledgement letters, in substantially the form delivered to Buyer prior to the date of this Agreement, executed by at least 93% of the Continuing Service Providers.

10.11.     Key Employees. The Company shall have delivered to Buyer acknowledgement letters, in substantially the form delivered to Buyer prior to the date of this Agreement, executed by at least eight of the nine Continuing Service Providers listed on Schedule 10.11 hereto, which letters shall not have been cancelled or revoked by any of such Continuing Service Providers.

10.12.     Transition Services Agreement. Seller and Parent shall have delivered to Buyer a Transition Services Agreement executed by Seller and Parent in a form satisfactory to Buyer.

10.13.     Excess Company Closing Cash. At or prior to the Closing Date, either (i) an exemption shall have been granted pursuant to the Distribution Withholding Tax Application and the Excess Company Closing Cash shall have been distributed in accordance with any instruction provided by the ITA or agreement reached with the ITA with respect to the Distribution Withholding Tax Application, or (ii) the Excess Company Closing Cash shall have been distributed to an escrow account in accordance with Section 6.10(d).

Article 11
Termination of Agreement

11.1.     Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing by the mutual written consent of Buyer and Seller.

11.2.     Unilateral Termination.

(a)     Either Buyer on the one hand, or Seller on the other hand, by giving written notice to the other, may terminate this Agreement if a court of competent jurisdiction or other Governmental Authority shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Share Purchase or any other material transaction contemplated by this Agreement.

(b)     Either Buyer on the one hand, or Seller on the other hand, by giving written notice to the other, may terminate this Agreement if the Closing shall not have occurred on or before the date that is 3 months following the Agreement Date or such other date that Buyer and Seller may agree upon in writing (the “Outside Date”); provided that the right to terminate this Agreement under this Section 11.2(b) shall not be available to any party whose breach of any covenant, agreement or obligation hereunder will have been the principal cause of, or will have directly resulted in, the failure of the Closing to occur on or before the Outside Date.

(c)     Either Buyer on the one hand, or Seller on the other hand may terminate this Agreement at any time prior to the Closing if (i) the other has committed a material breach of (1) any of its representations and warranties under Article 3, Article 4 or Article 5, as applicable or (2) any of its covenants under Section 2.2(a), Section 2.2(c), Article 6 or Article 7, as applicable, and has not cured such breach within 20 Business Days after the party seeking to terminate this Agreement has given the other party written notice of the material breach and its intention to terminate this Agreement pursuant to this Section 11.2(c) (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured and provided further that the cure period for a breach of Section 2.2(a) or Section 2.2(c) shall be 5 Business Days) and (ii) such breach, if not cured on or prior to the Closing Date, would result in the failure of any of the conditions set forth in Article 10 or Article 9, as applicable, to be fulfilled or satisfied; provided, however, that the right to terminate this Agreement under this Section 11.2(c) shall not be available to a party if the party is at that time in material breach of this Agreement.

11.3.     Effect of Termination. Each party’s rights of termination under Section 11.2, are in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such rights of termination is not an election of remedies. If this Agreement is terminated pursuant to Section 11.2, all of the obligations of the parties under this Agreement terminate except that (a) the provisions of Section 3.17 (No Brokers), Section 4.5 (No Brokers), Section 11.3 (Effect of Termination) and Article 13 (Miscellaneous) will remain in full force and survive any termination of this Agreement and (b) if this Agreement is terminated by a party because of the breach of this Agreement by another party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the other party’s failure to comply with its obligations under this Agreement, then the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

Article 12
Survival of Representations, Indemnification and Remedies

12.1.     Survival of Representations and Warranties. If the Share Purchase is consummated, the representations and warranties of Seller contained in this Agreement, the Seller Disclosure Letter and the Seller Closing Certificates shall survive the Closing and remain in full force and effect until 11:59 p.m. Pacific Time on the two-year anniversary of the Closing Date; provided, however, that the representations and warranties of the Seller Parties contained in Section 3.2 (Power, Authorization and Validity), Section 3.3 (Capitalization of the Company), Section 3.8 (Taxes), Section 4.2 (Power, Authorization and Validity), and Section 4.4 (Title) (the “Seller Fundamental Representations”) will remain operative and in full force and effect, regardless of any investigation made, disclosure received, or knowledge obtained, by or on behalf of any of the parties to this Agreement, until 11:59 p.m. Pacific Time on the expiration date of the applicable statute of limitations with respect to the subject matter of such representations and warranties; provided further, that no right to indemnification pursuant to Article 12 in respect of any claim based upon any failure of a representation or warranty that is set forth in a Notice of Claim delivered prior to the expiration date of the applicable Claims Period with respect to such representation or warranty shall be affected by the expiration date of such representation or warranty. If the Share Purchase is consummated, the representations and warranties of Buyer contained in this Agreement and Buyer Closing Certificates shall survive the Closing and remain in full force and effect until 11:59 p.m. Pacific Time on the 12 month anniversary of the Closing Date; provided, however, that the representations and warranties contained in Section 5.2 (Power, Authorization and Validity) (collectively, the “Buyer Fundamental Representations” and, together with Seller Fundamental Representations, the “Fundamental Representations”) will remain operative and in full force and effect until 11:59 p.m. Pacific Time on the expiration date of the applicable statute of limitations with respect to the subject matter of such representations and warranties; provided further, that no right to indemnification pursuant to Article 12 in respect of any claim based upon any failure of a representation or warranty that is set forth in a Notice of Claim delivered prior to the expiration date of the applicable Claims Period with respect to such representation or warranty shall be affected by the expiration date of such representation or warranty. If the Share Purchase is consummated, all covenants of the parties (including the covenants set forth in Article 6 and Article 7) shall expire and be of no further force or effect as of the Closing, except to the extent such covenants provide that they are to be performed after the Closing, in which case such covenants shall survive until they are fully performed; provided, however, that no right to indemnification pursuant to Article 12 in respect of any claim based upon any breach of a covenant that is set forth in a Notice of Claim delivered prior to the expiration date of the Claims Period with respect to such covenant shall be affected by the expiration of such covenant. For purposes of this Article 12, “applicable statute of limitations” means, with respect to any particular representation or warranty, the longest limitation period that may apply (under any Applicable Law) to any claim or action (asserted or brought by any Buyer Indemnified Person against Parent or Seller, or by or against any other Person or asserted or brought by any Seller Indemnified Person against Buyer, or by or against any other Person) that relates in any way to such representation or warranty or that constitutes, gives rise to or relates in any way to any actual or alleged inaccuracy in or breach of such representation or warranty.

12.2.     Agreement to Indemnify.

(a)     From and after the Closing, Parent and Seller shall jointly and severally indemnify and hold harmless Buyer and its Affiliates (including the Company), and each of their respective officers, directors, employees, members, direct and indirect stockholders, partners, agents and representatives (each hereinafter referred to individually as an “Buyer Indemnified Person” and collectively as “Buyer Indemnified Persons”) from and against any and all damages, judgments, settlements, losses, liabilities, fees, costs, taxes, payments, penalties, interest, fines and expenses (including costs of investigation, defense and settlement, reasonable attorneys’ fees and other professionals’ and experts’ fees, and court, arbitrator or mediator costs (including such fees and costs incurred in connection with enforcing the provisions of this Article 12)) (hereinafter collectively referred to as “Damages”) based upon, relating to, arising out of or resulting from any of the following (the “Buyer Indemnifiable Matters”):  any breach or inaccuracy of any representation or warranty made by Parent or Seller in this Agreement other than Seller Fundamental Representations;  any breach of or default in connection with any of the covenants or agreements made by Parent or Seller in this Agreement;  any breach or inaccuracy of any Seller Fundamental Representations;  Excluded Taxes (to the extent that such Damages in respect of Excluded Taxes did not arise or result solely from Buyer’s failure to be in compliance with any covenant or agreement in Section 2.3);  unpaid transaction expenses of the Seller or the Company (“Unpaid Seller Expenses”);  any Company Closing Debt;  any costs, expenses, taxes, penalties or any losses whatsoever incurred in connection with the distribution of Excess Closing Cash as described in Section 6.10(d) (the “Cash Distribution”);  that certain Corporate Supply Agreement by and between Sigma Designs, Inc. and Arris Enterprises, Inc., dated December 16, 2013 (the “Arris Agreement”); and  any fraud, intentional misrepresentation, or Willful Breach by or on behalf of the Parent or Seller.

(b)     From and after the Closing, Buyer shall indemnify and hold harmless Seller and its Affiliates, and each of their respective officers, directors, employees, members, direct and indirect stockholders, partners, agents and representatives (each hereinafter referred to individually as a “Seller Indemnified Person” and collectively as “Seller Indemnified Persons”) from and against any and all Damages based upon, relating to, arising out of or resulting from any of the following (the “Seller Indemnifiable Matters” and, together with the Buyer Indemnifiable Matters, the “Indemnifiable Matters”): any breach or inaccuracy of any representation or warranty made by Buyer in this Agreement other than Buyer Fundamental Representations;  any breach of or default in connection with any of the covenants or agreements made by Buyer in this Agreement; any breach or inaccuracy of any Buyer Fundamental Representations; any Continuing Service Provider Liabilities owed by Seller; and any fraud, intentional misrepresentation, or Willful Breach by or on behalf of Buyer.

(c)     Solely for the purposes of determining the amount of the Damages that are the subject matter of a claim for indemnification hereunder, qualifications relating to materiality, material adverse effect or Material Adverse Effect shall be disregarded provided, however, that the operation of this Section 12.2(c) shall not alter the meaning of the defined terms such as “Company Material Contract” to “Company Contract” or “Material Adverse Effect” to “Effect” for such purposes.

12.3.     Limitations.

(a)     No Indemnified Person shall be entitled to indemnification in respect of any claim for indemnification that is made pursuant to Section 12.2(a) or Section 12.2(b) (and does not involve (i) a Fundamental Representation, (ii) Excluded Taxes, (iii) Unpaid Seller Expenses, (iv) Company Closing Debt, (v) the Cash Distribution, (vi) the Arris Agreement, or (vii) fraud, intentional misrepresentation or Willful Breach) unless and until the amount of Damages that have finally been determined to be indemnifiable pursuant to Section 12.2(a) or Section 12.2(b) exceeds US$125,000 (the “Threshold”). Once the Threshold has been reached, the Indemnified Person will be eligible to indemnified, subject to and in accordance with this Article 12, for all Damages (including the amount of the Threshold). For the avoidance of doubt, the Threshold shall not apply to indemnification in respect of any claim for indemnification that is made under Section 12.2(a)(iii)-(ix).

(b)     Seller’s maximum indemnification obligations under this Article 12 shall be (i) an aggregate of US$4,200,000 under Section 12.2(a)(i) (the “Seller General Indemnification Limit”), and (ii) an aggregate of $28,000,000 (the “Seller Fundamental Indemnification Limit”) under Section 12.2(a)(ii)-(iii) (collectively, the “Seller Fundamental Matters”). Any amount paid by or on behalf of Seller pursuant to this Article 12 shall reduce the remaining amounts under both the Seller General Indemnification Limit and the Seller Fundamental Indemnification Limit (other than amounts paid by or on behalf of Seller with respect to Excluded Taxes, Unpaid Seller Expenses, Company Closing Debt, the Cash Distribution, the Arris Agreement, or fraud, intentional misrepresentation or Willful Breach). For the avoidance of doubt, none of the limitations on indemnification set forth in this Section 12.3(b) shall apply to Seller’s indemnification obligations with respect to Excluded Taxes, Unpaid Seller Expenses, Company Closing Debt, the Cash Distribution, the Arris Agreement, or fraud, intentional misrepresentation or Willful Breach.

(c)     Buyer’s maximum indemnification obligations under this Article 12 shall be (i) an aggregate of US$2,800,000 under Section 12.2(b)(i)-(ii) (the “Buyer General Indemnification Limit”) and (ii) an aggregate of $28,000,000 (the “Buyer Fundamental Indemnification Limit”) under Section 12.2(b)(iii)-(v) (collectively, the “Buyer Fundamental Matters”). Any amount paid by or on behalf of Buyer pursuant to this Article 12 shall reduce the remaining amounts under both the Buyer General Indemnification Limit and the Buyer Fundamental Indemnification Limit.

(d)     The Buyer Indemnified Persons shall first seek recovery of Damages from the Holdback Cash.

(e)     Damages shall be calculated net of actual recoveries under existing insurance policies (in each case calculated, to the extent reasonably feasible, net of any actual collection costs, deductibles, co-payments, premium adjustments and retrospectively rated premiums).

(f)     Notwithstanding anything to the contrary in this Agreement, neither Parent nor Seller shall be liable for Damages relating to any matter to the extent that the amount of such Damages for such matter has been included as a downward adjustment in the calculation of the Share Purchase Consideration.

(g)     Notwithstanding anything to the contrary in this Agreement, neither Parent nor Seller shall be liable for any adverse consequences (including tax consequences on Pre-Closing Tax Periods) resulting from any post-Closing activity of the Company, Buyer, or any of their Affiliates, except to the extent (i) such activity is otherwise required by Applicable Law or this Agreement, or (ii) such adverse consequences result from any breach or inaccuracy of any representation or warranty of the Seller Parties contained in this Agreement.

(h)     Following the Closing, this Article 12 shall constitute the sole and exclusive remedy for claims under this Agreement or with respect to the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Section 12.3(h) shall affect the parties’ rights (x) to specific performance or (y) in the case of fraud, intentional misrepresentation or Willful Breach.

12.4.     Notice of Claim.

(a)     An “Indemnified Person” means a Buyer Indemnified Person or a Seller Indemnified Person, as applicable, seeking indemnification pursuant to this Article 12. An “Indemnifying Person” means any party providing indemnification pursuant to this Article 12.

(b)     As used herein, the term “Claim” means a claim for indemnification by any Indemnified Person for Damages under this Article 12. An Indemnified Person may give notice of a Claim under this Agreement, whether for its own Damages or for Damages incurred by any other Indemnified Person, and an Indemnified Person shall promptly give written notice of such Claim executed by an officer of such Indemnified Person (a “Notice of Claim”) to the Indemnifying Person after the Indemnified Person becomes aware of the existence of any actual claim or circumstance that could reasonably give rise to a potential claim by an Indemnified Person for indemnification from the Indemnifying Person under this Article 12, arising out of or resulting from (i) any Indemnifiable Matter listed in Section 12.2 or (ii) the assertion, whether orally or in writing, against any Indemnified Person of a claim, demand or Action brought by a third party against such Indemnified Person (in each such case, a “Third-Party Claim”) that is based on, arises out of or relates to a circumstance such Indemnified Person reasonably believes could be any Indemnifiable Matter.

(c)     Seller Fundamental Matters and Buyer Fundamental Matters are collectively referred to herein as “Fundamental Matters.” The period during which claims may be initiated (the “Claims Period”) for indemnification for Damages arising out of or resulting from the Indemnifiable Matters (other than the Fundamental Matters) shall commence at the Closing and terminate at 11:59 p.m. Pacific Time on the two-year anniversary of the Closing Date. The Claims Period for indemnification for Damages arising out of or resulting from Fundamental Matters shall commence at the Closing and terminate at 11:59 p.m. Pacific Time on the date of expiration of the applicable statute of limitations.

(d)     Each Notice of Claim by an Indemnified Person given pursuant to this Section 12.4 shall contain the following information:

(i)     a good faith, non-binding preliminary estimate of the aggregate amount of Damages that have arisen or are expected to arise from such Claim; and

(ii)     a brief description, in reasonable detail (to the extent reasonably available to the Indemnified Person), of the facts, circumstances or events giving rise to such Damages based on the Indemnified Person’s good faith belief thereof, including (x) the basis for such anticipated liability and the nature of the breach to which such Damages are related, (y) the identity of any third party claimant and (z) copies of any formal demand or complaint from any third party claimant.

Such Notice of Claim (x) need only specify such information to the knowledge of such officer of the Indemnified Person as of the date thereof, (y) shall not limit any of the rights or remedies of any Indemnified Person with respect to the underlying facts and circumstances specifically set forth in such Notice of Claim and (z) may be updated and amended from time to time by an Indemnified Person by delivering an updated or amended Notice of Claim, so long as the delivery of the original Notice of Claim is made within the applicable Claims Period and such update or amendment relates to the underlying facts and circumstances specifically set forth in such original Notice of Claim; provided, that all claims for Damages properly set forth in a Notice of Claim or any update or amendment thereto shall remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of such Claims Period.

(e)     No delay or failure on the part of an Indemnified Person in giving the Indemnifying Person a Notice of Claim shall relieve the Indemnifying Person from any of its obligations under this Article 12 unless (and then only to the extent that) the Indemnifying Person is prejudiced thereby in terms of the amount of Damages the Indemnifying Person is obligated to indemnify the Indemnified Persons for.

12.5.     Defense of Third-Party Claims. Any Third-Party Claim shall be subject to the following procedures (provided, with respect to Tax Proceedings, to the extent of any conflict with Section 2.3, Section 2.3 shall control):

(a)     Defense by Indemnifying Person. The Indemnifying Person will have the right to assume the defense of such Third-Party Claim at its sole cost and expense with reputable legal counsel of its choosing (provided that such counsel is reasonably satisfactory to the Indemnified Person) by delivering written notice of such election, to the Indemnified Person within 15 Business Days after receipt of the Notice of Claim describing such Third-Party Claim. The Indemnified Person may take any actions reasonably necessary to defend such Third-Party Claim prior to the time that it receives notice from Indemnitor as contemplated by the preceding sentence. If Indemnifying Person assumes the defense of the Third-Party Claim in accordance with this subsection (a), then:

(i)     The Indemnifying Person shall keep the Indemnified Person informed of all material developments relating to such Third-Party Claim. The Indemnified Person shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not waive any privilege.

(ii)     The Indemnified Person may retain separate co-counsel and participate in the defense of such Third-Party Claim or settlement negotiations with respect to such Third-Party Claim at its own cost and expense, unless the Indemnified Person shall reasonably determine that there is a conflict of interest between the Indemnifying Person, on the one hand, and the Indemnified Persons, on the other hand, in which case the reasonable fees and expenses of such counsel will be indemnified subject to the applicable liability limit of the Indemnifying Person therefor under Section 12.3 in the event the Indemnified Persons does not elect to assume the defense itself pursuant to Section 12.5(b), but such separate counsel shall not be entitled to determine or conduct the defense of such Third-Party Claim or settlement negotiations with respect to such Third-Party Claim.

(iii)     The Indemnifying Person shall not consent to the entry of any judgment or enter into any settlement or compromise of such Third-Party Claim without the prior written consent of the Indemnified Person (which consent shall not be unreasonably withheld, conditioned or delayed), unless (1) such judgment, settlement or compromise includes an unconditional release from all liability with respect to the claim in favor of the Indemnified Person and does not involve any finding or admission of any wrongdoing by the Indemnified Person, and (2) the sole relief provided in connection with such judgment, settlement or compromise is monetary damages that are paid in full by the Indemnifying Person concurrently with the effectiveness thereof or any other relief that is enforceable only against Indemnifying Person.

(b)     Defense by Indemnified Person. In the event that the Indemnifying Person declines to assume the defense of such Third-Party Claim, then the Indemnified Person will have the right to assume the defense of such Third-Party Claim with counsel of its choosing, provided that such counsel is reasonably satisfactory to the Indemnifying Person. If the Indemnified Person assumes the defense of the Third-Party Claim in accordance with this subsection (b), then:

(i)     The Indemnified Person shall keep Indemnifying Person informed of all material developments relating to such Third-Party Claim. Indemnifying Person shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not waive any privilege.

(ii)     Indemnifying Person may retain separate co-counsel and participate in the defense of such Third-Party Claim or settlement negotiations with respect to such Third-Party Claim at its own cost and expense, but shall not be entitled to determine or conduct the defense of such Third-Party Claim or settlement negotiations with respect to such Third-Party Claim.

(iii)     The Indemnified Person shall not consent to the entry of any judgment or enter into any settlement or compromise of such Third-Party Claim without the prior written consent of Indemnifying Person (which consent shall not be unreasonably withheld, conditioned or delayed), unless (1) such judgment, settlement or compromise includes an unconditional release from all liability with respect to the claim in favor of the Indemnified Person and does not involve any finding or admission of wrongdoing by the Indemnifying Person, and (2) the Indemnified Person stipulates in writing that there are no Damages for which it is entitled to indemnification under this Article 12 in connection with such judgment, settlement or compromise.

(c)     Cooperation. The Indemnifying Person, Seller, Parent, the Company and the Indemnified Person shall use commercially reasonable efforts to cooperate with the defense of any Third-Party Claim, including by (i) furnishing copies of documents, records or other information reasonably requested by the other party and (ii) providing access to employees whose assistance, testimony or presence is reasonably necessary to assist in the evaluation and defense of such Third-Party Claim (provided that any such access shall not unreasonably interfere with the business activities of either party or violate attorney-client privilege).

12.6.     Release of Holdback Cash. On the date that is two years following the Closing Date (the “Release Date”), any amounts of then-remaining Holdback Cash shall be distributed by the Buyer to the Seller; provided that the amount of the Holdback Cash that is then subject to bona fide claims specified in any Notice of Claim delivered prior to the Release Date shall not be paid until such claims have been resolved.

12.7.     Resolution of Notice of Claim. Each Notice of Claim given by an Indemnified Person shall be resolved as follows:

(a)     Uncontested Claims. If, within 30 days after a Notice of Claim is received by Indemnifying Person, Indemnifying Person does not contest such Notice of Claim in writing to Indemnified Person as provided in Section 12.7(b), Indemnifying Person shall be conclusively deemed to have consented, on behalf of Indemnifying Person, to the recovery by the Indemnified Person of the full amount of Damages specified in the Notice of Claim in accordance with this Article 12, subject to the limitations set forth in this Agreement.

(b)     Contested Claims. If Indemnifying Person gives Indemnified Person written notice contesting all or any portion of a Notice of Claim (a “Contested Claim”), which notice shall specify in reasonable detail the basis for such objections, within the 30 day period specified in Section 12.7(a), then the Indemnifying Person and the Indemnified Person shall attempt in good faith for 30 days from the notice of a Contested Claim to agree upon the rights of the respective parties with respect to such Contested Claim. If the Indemnifying Person and the Indemnified Person are able to resolve such Contested Claim, then Indemnified Person and Indemnifying Person shall enter into a written settlement agreement with respect to the resolution of the Contested Claim. If the Indemnifying Person and the Indemnified Person are unable to resolve such Contested Claim, then either the Indemnifying Person or the Indemnified Person may bring suit with regards to the Contested Claim in accordance with the terms and provisions of Section 13.2.

(c)     Payment of Damages. Subject to Section 12.3(d), the payment of any Claim pursuant to this Article 12 shall be effected by wire transfer of immediately available funds to an account designated by the Indemnified Persons, within five Business Days after the resolution of a Notice of Claim in accordance with the terms of this Section 12.7.

12.8.     Treatment of Indemnification Payments. Indemnifying Person and Indemnified Person agree to treat (and cause their Affiliates to treat) any payment received pursuant to this Article 12 as adjustments to the Share Purchase Consideration for all tax purposes, to the maximum extent permitted by Applicable Law.

12.9.     Other Indemnification Matters. Seller and Parent covenant and agree to not seek indemnification, contribution or reimbursement from the Company or Buyer for or by reason of, any matter arising out of or relating to the operation of the Company Business prior to the Closing Date including pursuant to any intercompany arrangements providing for indemnification, contribution or reimbursement in favor of Seller or Parent from the Company in existence on the Closing Date.

Article 13
Miscellaneous

13.1.     Governing Law. The internal laws of the State of California, irrespective of its conflicts of law principles, shall govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto.

13.2.     Dispute Resolution.

(a)     In the event of a dispute arising under or relating to this Agreement, or the transactions contemplated hereby, each party to the dispute will attempt to negotiate a resolution to the dispute in good faith for not less than ten Business Days. If no such agreement can be reached after good faith negotiation, either party may demand arbitration of the matter unless the amount of the damage or loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration; and in either such event the matter shall be settled by arbitration conducted by one arbitrator mutually agreed to by Buyer and Seller. If Buyer and Seller cannot agree on one arbitrator within ten Business Days, then Buyer and Seller shall each suggest one arbitrator, each of which arbitrators shall be independent and have at least ten years relevant experience, and within 5 Business Days of such selection, such two arbitrators shall mutually agree on one arbitrator to conduct the arbitration. However, if either Buyer or Seller fails to designate an arbitrator within 30 calendar days after the filing of a demand for arbitration (or similar document), the arbitration shall proceed with the one arbitrator timely designated. The arbitrator shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrator, to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrator shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the extent as a court of competent law or equity, should the arbitrator determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of the arbitrator as to the validity and amount of any claim shall be binding and conclusive upon the parties to this Agreement. Such decision shall be written and shall be supported by written findings of fact and conclusions that shall set forth the award, judgment, decree or order awarded by the arbitrator. Judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction.

(b)     Any such arbitration shall be held in Santa Clara, California under the rules then in effect of the American Arbitration Association. In any arbitration hereunder between an Indemnified Party on one hand and an Indemnifying Party (or any third-party with rights arising hereunder) on the other hand, the Indemnified Party shall be deemed to be the non-prevailing party in the event that the arbitrators award such parties less than the sum of one half (1/2) of the disputed amount, plus any amounts not in dispute; otherwise, the Indemnifying Party and/or any third-party with rights arising hereunder shall be deemed to be the non-prevailing party. The non-prevailing party to an arbitration shall pay its own expenses, the fees of each arbitrator, the administrative costs of the arbitration, and the expenses, including reasonable attorneys’ fees and costs, incurred by the other party to the arbitration.

13.3.     Assignment; Binding Upon Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party without the prior written consent of the other parties hereto; provided, that, without such consent, Buyer may transfer or assign, in whole or in part or from time to time, its rights and/or obligations hereunder to (i) one or more of its Affiliates, or (ii) following the Closing, any successor in interest to a purchaser of all or substantially all of the assets or equities of Buyer; provided, however, that no such transfer or assignment will relieve Buyer of its obligations hereunder; provided, further that without the consent of Buyer, Seller may transfer or assign, in whole, its rights and obligations hereunder to any successor in interest or a purchaser of Seller (directly or indirectly by way of purchase of a controlling Affiliate of Seller) by way of acquisition of shares, merger, consolidation or the purchase of all or substantially all of the assets or equity of Seller (or of a controlling Affiliate of Seller), provided such purchaser or successor in interest and its ultimate parent entity expressly assume in writing Seller’s obligations hereunder in their entirety. If any of the Seller Parties enters into any agreement or arrangement with respect to, or effects, any proposed sale, exchange, dividend or other distribution or liquidation of all or a significant portion of its assets in one or a series of transactions, except for any such agreements or arrangements or any such transactions that are contemplated by or effected or to be effected pursuant to the Merger Agreement and in which Silicon Labs is the purchaser in such transaction, such party shall notify Buyer in writing prior to entering into such an agreement or arrangement and shall provide for the assumption of its obligations under this Agreement by the purchaser or transferee of such assets or, if requested by any of the Seller Parties, another party reasonably satisfactory to Buyer. Any assignment in violation of this provision shall be void.

13.4.     Severability. If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, then the remainder of this Agreement and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

13.5.     Counterparts. This Agreement may be executed in any number of counterparts, including by facsimile, PDF, e-mail or other electronic transmission, each of which shall be an original as regards any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all parties reflected hereon as signatories.

13.6.     Other Remedies. Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a party hereunder shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy shall not preclude the exercise of any other. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in any court of the United States or any state having jurisdiction.

13.7.     Amendments and Waivers. Any term or provision of this Agreement may be amended, modified or supplemented only by a writing signed by Buyer and Seller, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only by a writing signed by the party to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof shall not be deemed to constitute a waiver of any other default or any succeeding breach or default. At any time prior to the Closing, each of the parties hereto, by action taken by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties made to it contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for its benefit contained herein. No such waiver or extension shall be effective unless signed in writing by the party against whom such waiver or extension is asserted. The failure of any party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such party thereafter to enforce such provisions.

13.8.     Expenses. Whether or not the Share Purchase is consummated, all transaction expenses shall be paid by the party incurring such expense.

13.9.     Attorneys’ Fees. Should suit be brought to enforce or interpret any part of this Agreement, the prevailing party shall be entitled to recover, as an element of the costs of suit and not as damages, reasonable attorneys’ fees to be fixed by the court (including costs, expenses and fees on any appeal). The prevailing party shall be entitled to recover its costs of suit, regardless of whether such suit proceeds to final judgment.

13.10.     Notices. All notices and other communications required or permitted under this Agreement shall be in writing and shall be either hand delivered in person, sent by certified or registered first-class mail, postage pre-paid, or sent by nationally recognized express courier service. In addition, each party shall send an email copy of such notice at the email addresses set forth below but such email shall not constitute notice for purposes of this Agreement, except in such cases that notice or other communications are required under this Agreement within 24 hours or less in which case an email will be sufficient to constitute such notice upon confirmation of receipt. Such notices and other communications shall be effective upon receipt if hand delivered or sent by facsimile, three days after mailing if sent by mail, and one day after dispatch if sent by express courier, to the following addresses, or such other addresses as any party may notify the other parties in accordance with this Section 13.10:

If to Buyer or the Company (following the Closing):

Integrated Silicon Solution, Inc.

1623 Buckeye Dr.

Milpitas, California 95035

Attention: Chief Financial Officer

Email: John_Cobb@issi.com

with copies (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

900 South Capital of Texas Highway

Las Cimas IV, Fifth Floor

Austin, Texas 78746

Attention: J. Robert Suffoletta

Email: rsuffoletta@wsgr.com

and

Yigal Arnon & Co.

22 Rivlin Street

Jerusalem 9424018, Israel

Attention: Barry Levenfeld

Facsimile: +972-2-623-9236

Email: barry@arnon.co.il

If to Seller or the Company (prior to the Closing):

Sigma Designs Technology Singapore Pte. Ltd., Company

c/o Sigma Designs, Inc.

47467 Fremont Boulevard,

Fremont, California 94538

Attention: Elias Nader

Email: elias_nader@sigmadesigns.com

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, CA 94304-1115

Attention: James J. Masetti

Email: jim.masetti@pillsburylaw.com

13.11.     Interpretation; Rules of Construction. When a reference is made in this Agreement to Exhibits or Schedules, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The words “include”, “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

13.12.     No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party shall have the power to control the activities and operations of any other and their status is, and at all times shall continue to be, that of independent contractors with respect to each other. No party shall have any power or authority to bind or commit any other party. No party shall hold itself out as having any authority or relationship in contravention of this Section 13.12.

13.13.     Further Assurances. Upon the reasonable request of the other party, each party will on or after the Closing cooperate with the other parties and execute and deliver such further instruments, documents and agreements and to give such further written assurances as may be reasonably required by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

13.14.     Third Party Beneficiary Rights. No provisions of this Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, employee, consultant, contractor, Affiliate, equity holder or partner of any party hereto or any other Person unless specifically provided otherwise in this Section 13.14 and, except as so provided, all provisions hereof shall be personal solely between the parties to this Agreement; for clarity, Article 12 is intended to benefit the Indemnified Persons, who shall be considered third-party beneficiaries of this Agreement with full rights of enforcement as though each such Indemnified Person was a signatory to this Agreement.

13.15.     Confidentiality.

(a)     Seller and Buyer, or an Affiliate of such party, each confirm that they have entered into the non-disclosure agreement dated September 30, 2017 (the “NDA”) and that they are each bound by, and shall abide by, the provisions of the NDA. If this Agreement is terminated, the NDA shall remain in full force and effect in accordance with its terms, and all copies of documents containing confidential information of a disclosing party shall be returned by the receiving party to the disclosing party or be destroyed, as provided in the NDA. The existence and terms of this Agreement and the documents and instruments contemplated hereby and thereby, and the transactions contemplated hereby and thereby, shall constitute “Evaluation Material” under the NDA; provided, however, Buyer and Seller each agree that Seller’s parent company shall be authorized and intends to file this Agreement (in its entirety except the Seller Disclosure Letter) on a Current Report on Form 8-K to be filed with the United States Securities and Exchange Commission promptly following execution of this Agreement. Each of Buyer and Seller shall be authorized and intends to distribute a press release announcing the execution of this Agreement and the transactions contemplated hereby promptly following execution of this Agreement. Each of Buyer and Seller shall use reasonable efforts to consult and discuss in good faith with the other party the form and content of such press release prior to its release and consider in good faith any reasonable changes that are suggested by the other party prior to releasing or making such press release.

13.16.     Waiver of Conflicts.

(a)     Solely as between Buyer and Seller (and not any third party), Buyer waives and will not assert, and agrees to cause the Company to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Seller or any officer, director or employee of the Company (any such Person, a “Designated Person”) in any matter involving this Agreement or any other agreements or transactions contemplated thereby, by any legal counsel currently representing the Company in connection with this Agreement or any other agreements or transactions contemplated thereby (the “Current Representation”).

(b)     Buyer waives and will not assert, and agrees to cause the Company to waive and to not assert, any attorney-client privilege with respect to any communication between any legal counsel of the Company and any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Buyer, and following the Closing, with the Company related to this Agreement, it being the intention of the parties hereto that all such rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by Seller; provided that the foregoing waiver and acknowledgement of retention shall not extend to any communication not involving this Agreement or the transactions contemplated hereby, or to communications with any Person other than the Designated Persons, or to communications that constitute evidence of fraud or intentional misrepresentation by any Designated Person.

13.17.     Entire Agreement. This Agreement constitutes the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto other than the NDA. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

13.18.     WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

BUYER:

INTEGRATED SILICON SOLUTION (CAYMAN), INC.

By:	/s/ Kong-Yeu Han
Name:	Kong-Yeu Han
Title:	Director

SELLER PARTIES:

SIGMA DESIGNS TECHNOLOGY SINGAPORE PTE. LTD.

By:	/s/ Elias Nader
Name:	Elias Nader
Title:	Interim President and Chief Executive Officer and Chief
Financial Officer

SIGMA DESIGNS ISRAEL S.D.I. LTD.

By:	/s/ Elias Nader
Name:	Elias Nader
Title:	Interim President and Chief Executive Officer and Chief
Financial Officer

SIGMA DESIGNS, INC.

By:	/s/ Elias Nader
Name:	Elias Nader
Title:	Interim President and Chief Executive Officer and Chief
Financial Officer

Signature Page to Share Purchase Agreement